
05008596

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Mayr-Melnhof Karton AG

*CURRENT ADDRESS: ______

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 4052 FISCAL YEAR 12-31-04

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/7/05

82-4052

AR/S
12-31-04


MM
KARTON AG

Annual Report 2004

Overview

Mayr-Melnhof Group

consolidated (in millions of EUR)	2004	2003	+/-
Consolidated sales	1,422.2	1,320.6	+7.7%
EBITDA	241.9	214.5	+12.8%
Operating profit	148.8	136.2	+9.3%
Income before income taxes and minority interests	148.2	132.3	+12.0%
Net income	103.3	90.9	+13.6%
Cash earnings	195.9	169.9	+15.3%
Return on equity	15.3%	15.0%	
Operating margin	10.5%	10.3%	
Return on capital employed	21.5%	21.6%	
Stockholders' equity	713.6	637.3	
Total liabilities and stockholders' equity	1,294.5	1,184.6	
Capital expenditures	96.6	79.2	
Depreciation and amortization	94.1	81.8	
Employees	7,580	6,806	
Earnings per share (in EUR)	9.37	8.25	
Dividend per share (in EUR)	3.90[1]	2.20	

[1] proposed incl. bonus EUR 1.50

The Mayr-Melnhof Group

is the world's leading producer of recycled fiber based cartonboard and Europe's largest manufacturer of folding cartons. Our target is to grow in these core competence areas with high long-term profitability. All resources are utilized with this in mind.

Contents

Overview

- Foreword by the Chairman of the Management Board 2
- Board Members 4
- Corporate Governance 5
- Core Competences 6
- Divisional Overview 16

Mayr-Melnhof Shares 19

Management Discussion and Analysis 24

Further Information

- Human Resources 39
- Environment and Sustainability 40

Consolidated Financial Statements and Notes to the Consolidated Financial Statements 42

Report of the Supervisory Board 86

Development in the 4th Quarter 2004 87

Glossary 88

Mayr-Melnhof Group Key Indicators 91

Foreword by the Chairman of the Management Board

Dear Shareholders,

Your company, the Mayr-Melnhof Group, continued to advance along the road of success in 2004. We once again closed the financial year with record results and succeeded in further increasing the profitability of our business. However, competitive pressure intensified significantly and our major markets in Western Europe developed to a large extent without a clear direction. The Mayr-Melnhof shares gained more than 30 % for the third consecutive year, therefore reflecting our shareholders' sustained trust, for which I would like to express my sincere thanks on behalf of the entire Management Board. In line with the favorable growth in earnings, the Management Board will propose an increase in dividend of EUR 0.20 to EUR 2.40 per share at the Annual Shareholders' Meeting. In addition, an anniversary bonus of EUR 1.50 per share will be proposed for 2004, celebrating the tenth year of Mayr-Melnhof Karton AG listed on the Vienna Stock Exchange.

On behalf of the Management Board, I would also like to thank our employees for their excellent achievements under extremely demanding market conditions.

MM-Karton registered a capacity utilization of 95 % due to the significant growth in overseas business and increased sales in several European markets. It was possible to successfully counteract incipient price erosion as well as rapid price increases in all input factors dependent on the price of crude oil by raising cartonboard prices and focusing on cost savings.

As the largest European producer, MM-Packaging benefited from the progressive concentration of international consumer goods manufacturers and was able to acquire new business. Increased pressure on terms was seen alongside significant improvements in productivity. As a result of four acquisitions made, it will be possible for us to strengthen our market position quickly and noticeably within the important growth markets of Spain, Poland, Romania and Russia.

Our declared strategy of continued growth along with a high return on capital employed, even under extremely competitive conditions, demands that we permanently secure a proper market focus of the Group. Therefore, the Divisions MM-Packaging and MM-Graphia have been merged as from January 1, 2005 under the well-established name MM Packaging in order to even further capitalize on the synergies between the folding cartonboard facilities and regions. At the same time, we are pursuing increased market penetration in international and regional business by means of focused customer care in product-oriented business units.

Today we can look confidently towards the future from a position of strength. Your company has a solid financial basis, which will provide us with a high degree of flexibility in the future. The motivation of the entire MM team is sound and in line with our motto to be "Best in Business" also in the years to come. Highest priority is laid on top-quality training and the forward-looking development of our human resources. We will continue our investments in order to ensure state-of-the-art production with the highest efficiency because we can only remain attractive to our employees, customers and investors by maintaining a combination of market and cost leadership.

In the future, acquisitions will further represent the primary driving force for both MM Karton and MM Packaging, since organic growth is limited given the anticipated overall development of the economy. Distinct risk awareness and focusing on core competences remain the basic principles in the selection of acquisitions with the aim of rapidly creating value enhancement for the Group. As before, we will follow our customers into new dynamic markets, whether by means of acquisitions or the construction of new plants.

Your company is very well positioned for the future. We have the strength and the will to make 2005 another successful year for Mayr-Melnhof.

Join us on our path into a successful future.



Wilhelm Hörmanseder
Chairman of the Management Board
Vienna, March 2005

Board Members

The Management Board



Wilhelm
HÖRMANSEDER (51)
Chairman,
Member of the Management Board since 1994



Franz
RAPPOLD (52)
Member of the Management Board since 2002



Andreas
BLASCHKE (43)
Member of the Management Board since 2002



Herbert
NOICHL (39)
Member of the Management Board since 2002

The members of the Management Board do not hold mandates in Group-external supervisory boards.

The Supervisory Board

Carl Anton GOESS-SAURAU
Member and Honorary Chairman

Michael GRÖLLER
Chairman

Friedrich MAYR-MELNHOF
Deputy Chairman

Romuald BERTL
Deputy Chairman

Board Members

Gerhard GLINZERER

Clemens GOESS-SAURAU

Manfred GRUNDAUER
Delegate of the European Staff Council of MM-Karton

Hubert ESSER
Delegate of the European Staff Council of MM-Karton

Gerhard NOVOTNY
Delegate of the Staff Council of MM-Packaging

Corporate Governance

The Mayr-Melnhof Group pursues a policy of sustainably increasing the company value. An essential part of Mayr-Melnhof's strategy and corporate culture is to create long-term confidence in the company's structures and position. Mayr-Melnhof's management and organizational principles have always been based on the principle of reliable corporate governance and, therefore, guarantee responsible corporate management and control with a focus on adding value. Comprehensive transparency and equal treatment of all shareholders are considered extremely important. As a result, all shares of Mayr-Melnhof Karton AG are, therefore, ordinary shares provided with unrestricted voting rights, based on the principle of "one share – one vote".

The introduction of an Austrian Corporate Governance Code in 2002 created an organizational framework that contains both the statutory regulations and the additional customary international rules as well as recommendations for responsible management and supervision of companies. The Mayr-Melnhof Group has considered this initiative as extremely positive from the start and feels that it is its duty to comply with the Code and practice comprehensive reporting in that respect.

As in the previous year, compliance with the Code or any possible deviations from it were evaluated in 2004.

The inspection showed that in addition to the statutory obligations, which were always complied with, the additional recommendations set forth in the Code as well as the regulations that do not require any explanation in the case of deviation were further on almost always adhered to.

Mayr-Melnhof Karton AG therefore continues, without limitations, to be in full compliance with all applicable legal regulations and is also in compliance with the regulations of the Code that require explanation (C regulations: "comply or explain") with the following limitations:

Rule 38: The Articles of Association do not stipulate any age limit for the company's Management Board members.

Explanation: Appointment of Management Board members is solely contingent on professional and personal qualifications.

Rule 51: If the free float ratio exceeds 25 % at least one member of the Supervisory Board should represent the interests of the free float shareholders.

No specific representative for the group of shareholders owning the free float has been appointed, since half of the capital representatives in the Supervisory Board are not members of the majority shareholder families.

Rule 54: The Articles of Association do not stipulate any age limit for the company's Supervisory Board members.

Explanation: Appointment of Supervisory Board members is solely contingent on professional and personal qualifications.

The Management Board and the Supervisory Board of the company have resolved to continue to regularly monitor compliance with the Austrian Corporate Governance Code. A record of compliance or deviation will be published in the Annual Report and on the company's website.

Core Competence

Cartonboard










Core Competence Cartonboard

Highly efficient production of recycled and virgin fiber based cartonboard in line with market requirements has always determined our path. Today, Mayr-Melnhof is the leading manufacturer of cartonboard for folding cartons in Europe as well as the world's largest producer of recycled fiber based cartonboard.

Mayr-Melnhof's cartonboard products are sold throughout the world and stand out for their high quality, reliability and price competitiveness. As the market leader, it is our aim to sustainably remain "Best in Business" in all areas. In this way, we secure our strong competitive market position and create a solid base for further growth.

Mayr-Melnhof produces cartonboard from recovered paper and virgin fiber at nine European mills. The products are used worldwide, predominantly for the manufacture of folding cartons. Our mills already have a long tradition in many places and today produce cartonboard products of the highest quality using state-of-the-art high-performance technology. Currently, with an annual capacity of approximately 1.6 million tons and thirteen board machines, MM-Karton is the leading manufacturer in Europe. We have achieved this status essentially through acquisitions. At the same time, production has been concentrated on the highest-performance machines while production on less efficient machines has been discontinued. As a result, Mayr-Melnhof has an extremely strong competitive production structure, which we incessantly enhance by employing state-of-the-art technology and constant competition between our sites.

Our broad product range, covering predominantly recycled fiber-based cartonboard grades, is supplemented by various competitive grades of virgin fiber-based cartonboard. The main area of application is folding cartons for the food sector, which accounts for more than half of the sales volume. Accordingly, the MM cartonboard mills meet the highest quality standards. In line with the trend towards lighter packaging and the significantly increased performance of the machines in cartonboard processing, our products are constantly improved and meet all current requirements for stiffness, runability and printability.

Throughout the world, more than 30 million tons of cartonboard are consumed every year, with demand for cartonboard being closely correlated to the overall development of the economy. Above-average growth rates continue to be posted in China and Eastern Europe. Mayr-Melnhof has already been active in these markets for decades and has recently expanded its sales organization substantially by establishing local sales offices.

Our primary market is the European folding carton industry, which is supplied almost exclusively from Europe due to the demand for a large number of specific format layouts and high logistical requirements.

The consolidation of the European cartonboard industry is highly advanced, with the five biggest suppliers accounting for approximately two thirds of the overall cartonboard production capacity. Although no new recycled fiber-based cartonboard machine has been built in Europe for over ten years, the market has not been able to fully absorb the continual increases in capacity. Consequently, the cartonboard industry has always been characterized by overcapacity and strong competition. As a result, the degree of supply to non-European markets directly impacts the utilization levels of our cartonboard machines with competitive pressure in the Far and Middle East increasing considerably due to the new capacities in China.

Therefore, it is more important than ever for Mayr-Melnhof to make use of market opportunities and to secure existing positions by strengthening cost and service leadership. Investments are aimed solely in this direction. A high level of standardization and networking of the mills is contributing to the fact that identified potentials for cost reductions can benefit all sites in best time.

In close cooperation with our customers, we are continually improving our products and regularly work on the most cost-effective overall solutions including supply chain optimization. Processes are organized more efficiently and service-levels are increased. The electronic customer platform "coMMunity" as well as the procurement platform "MMsourcing" stand for a large number of projects in which sustainable increases in efficiency are achieved by means of greater transparency and state-of the-art technology.

Mayr-Melnhof plans to continue its growth in the cartonboard business through both acquisitions and increased market penetration in Europe as well as in the non-European export markets. Given the strong competition, strategies to reduce specific costs are pursued with the highest priority. We are countering short-term price increases of recovered paper by strategic stockkeeping and long-term supply agreements with local authorities.

Our goal is to retain high profitability levels within the cartonboard segment.

Core Competen

Pa

















Core Competence Packaging

Mayr-Melnhof is the leading European producer of folding cartons. We constantly set ourselves the task of efficient and innovative processing of cartonboard for attractive packaging solutions for consumer goods.

With a customer-oriented network of 23 production sites in ten countries in Western and Eastern Europe, we offer the highest standards in performance and competence. By focusing on individual market segments, we cover the particular requirements and allow for the high relevance of specific sales areas.

Our aim is further market penetration by the use of efficient and intelligent solutions. Achieving continuous performance increases both in production and service by employing state-of-the-art technology and ensuring the optimum allocation of resources are central to our strategy as "Packaging Performance Partners".

The production of folding cartons for the consumer goods industry is the core of Mayr-Melnhof's cartonboard processing business. Cartonboard is printed, die-cut, folded, glued and then delivered to the customers' packaging plants. As folding cartons are used primarily for articles of daily use, demand is largely related to the overall economic development. Since listing on the stock exchange, Mayr-Melnhof has grown considerably in the area of cartonboard processing. The company's European network of sites has been continuously extended through several acquisitions and business with major international customers has increased significantly. The tonnage of cartonboard and paper processed has risen by almost five times to approximately 470,000 tons in the last ten years. This makes Mayr-Melnhof Europe's largest producer of folding cartons.

In comparison with the cartonboard industry, concentration in the folding carton sector is less advanced. According to our own estimates, the five largest producers currently account for approximately one third of the market while the predominant part of the supplier structure continues to be characterized by a large number of smaller scale companies. This is juxtaposed against a high and progressive concentration in the consumer goods industry and retail trade. In this connection, producers of consumer goods are already purchasing a large portion of their packaging needs by bidding and tendering. For us, this situation provides opportunities to gain additional market shares, which however necessitates constant improvements in productivity due to permanent downward pressure on terms. High-performance production structures and optimum allocation of resources in Western Europe and in the growth markets of Eastern Europe are crucial for success.

Mayr-Melnhof has therefore decided to manage the formerly separated packaging divisions of MM-Packaging (general packaging) and MM-Graphia (cigarette and high-quality confectionary packaging) as a single division under the established name of MM Packaging as from January 1, 2005. The focus of this reorganization will be to increase efficiency by utilizing the synergies between the sites, along with intensified customer care by means of product-oriented business units such as "detergents", "cigarettes", "fast moving consumer goods" and "confectionary".

Mayr-Melnhof is the only producer of folding cartons in Europe that has at its disposal the entire spectrum of printing technologies, including offset, rotogravure and flexoprinting systems, which are supplemented by a wide range of finishing techniques and system solutions.

Innovation and the shortest times for market launches of new products are decisive for our competitive edge as, in the course of ever-shortening product life cycles, our customers achieve an always increasing share of their business with new products or brands. In this connection, we constantly develop innovative packaging shapes, optimize the consumer-friendly handling of folding cartons and regularly employ new technologies in areas such as automation, processing and anti-counterfeiting.

Mayr-Melnhof plans to continue its growth in the folding carton sector through acquisitions as well as by developing new business in Western and Eastern Europe. If regional acquisitions are not available, building new facilities will be considered. Our operating business activities will continue to focus on productivity increases and focused market penetration, especially in high-yield product segments, with the target of increasing the return on capital employed.



Production

of the Mayr-Melnhof Group



● Cartonboard 9 mills in 6 countries
○ Packaging 23 plants in 10 countries
thereof 5 MM-Graphia until Dec. 31, 2004

Group Sales by Region (in %)



Western Europe 72%
Eastern Europe 19%
Asia 5%
Other Overseas 4%

(as of December 31, 2004)



Sites

Divisional Indicators MM-Karton

MM-Karton is the world's leading manufacturer of cartonboard on the basis of recycled fiber and the largest producer of cartonboard for folding cartons in Europe. The division is composed of nine mills in Europe with a total annual production capacity of approximately 1.6 million tons.

(in millions of EUR)	2004	2003	+/-
Sales	**777.9**	755.6	+3.0 %
EBITDA	**139.9**	132.0	+6.0 %
Operating profit	**78.0**	80.3	-2.9 %
Cash earnings	**119.5**	106.5	+12.2 %
EBITDA margin	**18.0 %**	17.5 %	
Operating margin	**10.0 %**	10.6 %	
Cash earnings margin	**15.4 %**	14.1 %	
Return on capital employed	**16.2 %**	17.9 %	
Capital expenditures	**58.5**	55.0	
Depreciation and amortization	**62.3**	53.5	
Employees	**2,993**	2,969	

	2004	2003	+/-
Tonnage sold (in thousands of tons)	**1,522**	1,425	+6.8 %
Tonnage produced (in thousands of tons)	**1,517**	1,426	+6.4 %
Recycled fiber based board	**1,382**	1,285	
Virgin fiber based board	**135**	141	
Capacity utilization	**95 %**	87 %	

Percentage of Group sales

(in %)


47%

Percentage of Group operating profit

(in %)


52%

Sales by destination [1]

(in %)


14.0%
Eastern Europe 2)
8.2% Asia
71.4%
Western
Europe 2)
6.4% Other
Overseas 2)

[1] including interdivisional sales

[2] The regional split was adjusted in the course of the EU enlargemet in 2004.

Leading European producers of coated board *(capacity in thousands of tons)*

☐ Recycled fiber based board

Virgin fiber based board


Mayr-Melnhof Karton (AUT)
StoraEnso (FIN/SWE)
Reno de Medici (ITL)
M-real (FIN)
Cascades
(FRA/CDN)
1,600
1,400
1,200
1,000
800
600
400
200

Source: MM; excl. grey board, LBP and CNK

Tonnage produced *(in thousands of tons)*

☐ Recycled fiber based board

Virgin fiber based board


1,600
1,400
1,200
1,000
800
600
400
200
2000
2001
2002
2003
2004

Divisional Indicators MM-Packaging*)

MM-Packaging is Europe's largest manufacturer of folding cartons. In 2004, approximately 375,000 tons of recycled and virgin fiber based cartonboard were converted into folding cartons at 18 European sites, with the majority of the manufactured products being supplied to multinational customers in the consumer goods industry.

(in millions of EUR)	2004	2003	+/-
Sales	**472.4**	399.7	+18.2 %
EBITDA	**51.9**	41.4	+25.4 %
Operating profit	**31.1**	24.7	+25.9 %
Cash earnings	**39.5**	33.1	+19.3 %
EBITDA margin	**11.0 %**	10.4 %	
Operating margin	**6.6 %**	6.2 %	
Cash earnings margin	**8.4 %**	8.3 %	
Return on capital employed	**21.1 %**	19.2 %	
Capital expenditures	**30.9**	14.4	
Depreciation and amortization	**20.9**	17.0	
Employees	**3,464**	2,635	

	2004	2003	+/-
Tonnage processed (in thousands of tons)	**375**	314	+19.4 %

Percentage of Group sales

(in %)



33%

Percentage of Group operating profit

(in %)



21%

Sales by destination [1]

(in %)



10.8%
Eastern Europe 2)
0.1% Asia
89.0%
Western
Europe 2)
0.1% Other
Overseas 2)

[1] including interdivisional sales

[2] The regional split was adjusted in the course of the EU enlargemet in 2004.

Leading European folding carton producers

(tonnage processed in thousands of tons)



400
350
300
250
200
150
100
50
Mayr-Melnhof Packaging (AUT)
Akerlund & Rausing (SWE)
van Genechten (BEL)
Chesapeake (USA)
MY Holding (GBR)

Source: MM

*) As of January 1, 2005, the divisions MM-Packaging (General Packaging) and MM-Graphia (Cigarette and High-Quality Confectionary Packaging) will be run as one division under the name MM Packaging.

Divisional Indicators MM-Graphia*)

MM-Graphia is a leading European producer of high-grade cigarette and confectionary packaging. In 2004, a total of approximately 95,000 tons of cartonboard and paper were processed at five production facilities.

(in millions of EUR)	2004	2003	+/-
Sales	**284.6**	262.0	+8.6 %
EBITDA	**50.1**	41.1	+21.9 %
Operating profit	**39.7**	31.2	+27.2 %
Cash earnings	**36.9**	30.3	+21.8 %
EBITDA margin	**17.6 %**	15.7 %	
Operating margin	**13.9 %**	11.9 %	
Cash earnings margin	**13.0 %**	11.6 %	
Return on capital employed	**42.2 %**	38.4 %	
Capital expenditures	**7.2**	9.8	
Depreciation and amortization	**10.9**	11.3	
Employees	**1,123**	1,202	

	2004	2003	+/-
Tonnage processed (in thousands of tons)	**95**	91	+4.4 %

Percentage of Group sales

(in %)


20%

Percentage of Group operating profit

(in %)


27%

Sales by destination [1]

(in %)


42.0%
Eastern Europe 2)
3.6% Asia
54.4%
Western
Europe 2)

[1] including interdivisional sales

[2] The regional split was adjusted in the course of the EU enlargemet in 2004.

Leading European producers of cigarette packaging

Amcor-Rentsch	(AUS)
Alcan Packaging	(CND)
Mayr-Melnhof Graphia	(AUT)
MeadWestvaco	(USA)
Chesapeake	(USA)

Source: MM

*) As of January 1, 2005, the divisions MM-Packaging (General Packaging) and MM-Graphia (Cigarette and High-Quality Confectionary Packaging) will be run as one division under the name MM Packaging.

MM Shares

registered a dynamic upward movement throughout 2004 with a rise of more than 31 % following a performance in excess of 30 % in the two previous years.

MM Shares

Mayr-Melnhof Karton AG has been listed on the Vienna Stock Exchange since April 21, 1994 and is traded in the main trading segments of the spot market, the ATX (Austrian Traded Index) and the ATX Prime (index with increased transparency, quality and publicity requirements). In addition, a sponsored level 1 ADR (American Depository Receipts) program has been established with the Bank of New York since April 1998. In the USA, Mayr-Melnhof ADRs are traded OTC (Over-The-Counter) and are issued in US dollars, with four ADRs representing one ordinary share.

Markets in 2004

In 2004, the rapid rise in the crude oil price and uncertainties in respect of economic development led to considerable volatility on most of the international stock markets over long periods. Finally, in the last few weeks of the year, reassurance in the raw materials markets and fading concern about significant increases in interest rates led to stock price gains compared to the previous year. While all major international stock exchanges registered increase rates in the single digit percentage range (DJI +3.31 %, FTSE +7.54 %, DAX +7.34 %), the Vienna Stock Exchange clearly outperformed them for a further consecutive year. The ATX closed with a gain of 57.4 % and achieved a new all-time high of 2,431.38 points on the last day of trading.

MM Share Performance

The Mayr-Melnhof share registered a dynamic upward movement throughout 2004 and, with a recent rise of more than 31 % following a performance in excess of 30 % in the two previous years, easily held its ground. This trend continued at the beginning of 2005 with new peak values. The average daily turnover was EUR 2.7 million (2003: EUR 2.5 million), as a result of which MM shares were again among the most heavily traded industrial stocks on the Vienna Stock Exchange. At year-end 2004, the weighting within the ATX was 2.4 %.

Shareholder Structure

The share capital of Mayr-Melnhof Karton AG is divided into 12 million no-par bearer shares. Approximately 60 % of these are held by the core shareholder families in a syndicate through various trusts. Another 8 % of the MM shares are held by the Group as a result of the share repurchase program. The remaining portion of shares is widely held by mostly institutional investors in the USA, Great Britain, Austria, Germany, France and Switzerland.

Dividend Increase and Anniversary Bonus

In line with the very satisfactory growth in earnings, the Management Board will propose a dividend increase of EUR 0.20 to EUR 2.40 at the 11th Annual Shareholders' Meeting on May 18, 2005. In addition, an anniversary bonus of EUR 1.50 per share will be proposed for 2004, celebrating the Group's tenth anniversary of being listed on the stock exchange. Based on the average share price in 2004, this resulted in a dividend yield of 3.6 %. The Group's dividend policy is to distribute approximately one third of the consolidated annual net income in the long term. The distribution ratio, including the 2004 anniversary bonus, came to 42 %, as compared to 27 % in the previous year.

Share Repurchase Program

At the end of 2004, the Group held a total of 975,848 own shares, representing 8.1 % of the capital stock, which have been repurchased in 2001 and 2002 at a total cost of EUR 53.1 million including fees. The book value per share was EUR 54.4 as of December 31, 2004. The 10th Annual Shareholders' Meeting authorized the Management Board to repurchase MM shares up to November 18, 2005. The maximum repurchase volume is limited to 1.2 million shares, representing 10 % of the capital stock. All transactions are published on the Internet at www.mayr-melnhof.com.

Investor Relations

A long-term, open and continuous dialogue with institutional investors, private shareholders, analysts, business journalists and the interested public is the guiding idea behind the Investor Relations Program of Mayr-Melnhof Karton AG. The target is to provide the financial community with a correct image of the Group at all times and to achieve an appropriate valuation of the Mayr-Melnhof share. In line with the request for accurate and real-time delivery of information, all current and share-relevant information is published on the company's website at the same time as direct information is sent to investors, analysts and the press.

The year 2004 was characterized by strong continued interest in the Mayr-Melnhof share. Accordingly, investors and analysts were informed about the company in a large number of personal meetings and presentations as well as during road shows and conferences. Analysts from international investment banks regularly report on Mayr-Melnhof Karton AG. In 2004, the share was included for the first time in the coverage of Commerzbank, Frankfurt.

In fall, a meeting for our private shareholders took place in Vienna. In addition to current developments within the Group, there were special reports on strategic cooperation in sales. Following a presentation about the company at the "Gewinn-Messe 2004", the Chairman of the Management Board was available as a discussion partner to an audience of numerous private investors.

In a three-year analysis of Austrian issuers initiated by the Austrian business magazine "Format", the Mayr-Melnhof Group was awarded the "Shareholder Value Award" for its corporate strategy focusing on long-term appreciation in value, and its transparent capital market communication.

Shareholders' Club
The Shareholders' Club is a service provided by MM free of charge. All shareholders and interested investors registered in our Shareholders' Club receive Mayr-Melnhof Karton AG company reports by mail on a regular basis and are invited to company presentations, occurring primarily in connection with significant new developments within the Group. Press releases are sent out by e-mail. Our Investor Relations department welcomes membership applications at any time.

We endeavor to optimize our Investor Relations activities on a continuing basis and are therefore always open to suggestions for improvements.

Contact Mayr-Melnhof Investor Relations:
Phone: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
E-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

Information on the Mayr-Melnhof Share

ISIN securities identification number:	AT0000938204
ADR Level 1:	MNHFY
Reuters:	MMKV.VI
Bloomberg:	MAYR AV

Relative Performance of MM Shares 2004/2005 (December 30, 2003 = 100)


MM
ATX
MSCI (Europe/Forest Products and Paper)
180
170
160
150
140
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.

Share Performance Indicators	2002	2003	2004
Stock price per Share (in EUR)			
High	81.78	95.30	**127.36**
Low	52.90	64.40	**95.80**
Year-end	70.50	95.30	**125.30**
Stock Performance			
- 1 month	- 1.1%	+ 6.2%	**+ 4.1%**
- 3 month	+ 7.9%	+ 16.1%	**+ 9.8%**
- 9 month	+ 4.0%	+ 22.4%	**+ 18.5%**
Relative Performance (year-end)			
MM Shares	+ 32.6%	+ 35.2%	**+ 31.5%**
ATX	+ 0.9%	+ 34.4%	**+ 57.4%**
MSCI (Euro/Forest Products & Paper)	- 19.5%	+ 5.4%	**+ 4.0%**
Share Performance Indicators (in EUR)			
Earnings per share [1]	7.57	8.25	**9.37**
Cash earnings per share [1]	15.87	15.42	**17.77**
Equity capital per share [2]	52.16	57.81	**64.73**
Dividend per share	2.00	2.20	**3.90** [3]
Dividend (in millions of EUR)	22.0	24.3	**43.0** [3]
Dividend yield per average share price	3.0%	2.8%	**3.6%** [3]
Trading Volume			
Vienna Stock Exchange (in EUR) [4]	2,756,707	2,467,796	**2,738,248**
Number of shares issued	12,000,000	12,000,000	**12,000,000**
Own shares [5]	1,032,848	975,848	**975,848**
Free float [5]	3,767,152	3,824,152	**3,824,152**
Market capitalization (in millions of EUR) [5]	773	1,051	**1,381**
ATX weighting (in %) [5]	3.96	3.59	**2.43**

[1] average shares outstanding

[2] shares issued as of December 31

[3] proposed incl. bonus EUR 1.50

[4] daily average

[5] as of December 31

Management Discussion and Analysis

1. General Economic Situation

In 2004, the economies of the Euro zone were unable to achieve even half of the growth rates of China and the USA. The significant rise in the price of oil in combination with a weak US dollar had a particularly adverse effect on business in Europe. The lack of necessary domestic stimulus continued in the major economies such as Germany, Italy and France. As a result, retail sales barely reached the level of the previous year. In contrast, the countries in Central and Eastern Europe continued to benefit from a large rise in consumption and exports.

2. Sector Development

Since the overall development of the economy lacked any apparent direction, the demand for cartonboard and folding cartons proceeded without any substantial upswing in the main markets of Western Europe in 2004. This resulted in intensified competition. On the other hand, countries in Central and Eastern Europe showed ongoing positive sales dynamics. In overseas markets, the momentum dropped off again in the second half of the year due to the start-up volumes of the new cartonboard capacities in China.

Recycled cartonboard was able to hold its own with above average success in Western Europe while virgin fiber based cartonboard achieved the highest growth rates in Eastern Europe. In 2004, overall utilization of the capacities of the European cartonboard industry was higher than in the previous year. The largely stable fiber costs faced significant cost increases in chemicals, energy and transportation driven by crude oil prices. As a result, price increases for cartonboard were announced throughout the industry for the second half of the year and were partially implemented to varying degrees.

In line with the merely stable demand for consumer goods, the European folding carton business also proceeded without any noticeable dynamics. Capacity utilization within the industry was different. Above all, the segment for food packaging showed significantly better business performance than the other sectors. Due to increases in tobacco taxes in Western Europe, sales in cigarette packaging noticeably decreased, which from Mayr-Melnhof's perspective was offset by continuously rising demand in Eastern Europe. With the increasing concentration of international consumer goods producers, the tender concept has become well established as a procurement instrument. Accordingly, the pressure to offer favorable terms has recently increased.

3. Development of Business in the Year 2004 in Comparison with 2003

3.1. Group

Despite the lack of consumption dynamics in the main markets of Western Europe, the Mayr-Melnhof Group recorded a high capacity utilization rate due to gratifying market successes in Europe and a distinct increase in cartonboard exports to non-European markets. With increasing competition and a significant price increase in all oil price driven input factors, further cost reductions and the implementation of the price increase in cartonboard announced for the second half of the year were high priorities. Cartonboard converting activities essentially contributed towards growth in both sales and operating result. Consequently, it was possible to conclude 2004 with another record operating result.

Consolidated Statements of Income

Consolidated Statements of Income (condensed version)

(in millions of EUR)	Year ended December 31, 2004	2003	+/-
Net sales	1,422.2	1,320.6	+7.7%
Operating profit	148.8	136.2	+9.3%
Interest and other financial result - net	(0.6)	(3.9)	
Income taxes	(42.3)	(39.6)	
Minority interests	(2.6)	(1.8)	
Net income	**103.3**	**90.9**	**+13.6%**

Sales

Consolidated sales of the Mayr-Melnhof Group increased by 7.7 % or EUR 101.6 million to EUR 1,422.2 million (2003: EUR 1,320.6 million). Acquisitions contributed approximately EUR 51.8 million to this growth. In the regional break-down Eastern Europe as well as non-European business recorded an increase in their shares whereas the share of Western Europe declined. Total intercompany sales between the divisions amounted to EUR 112.6 million (2003: EUR 96.6 million) and primarily concerned sales from MM-Karton to MM-Packaging.

Group Sales by Region

(in %)	Year ended December 31, 2004	2003
Western Europe [1] (excl. Austria)	66.4%	68.1%
Austria	5.9%	6.5%
Eastern Europe [1]	19.0%	18.5%
Asia	5.2%	4.1%
Other overseas [1]	3.5%	2.8%
Total	**100.0%**	**100.0%**

[1] The regional split was adjusted in the course of the enlargement of the EU in 2004.

Cost of Sales

(in millions of EUR)	Year ended December 31, 2004	2003	+/-	Percentage of sales 2004	2003
Cost of materials and purchased services	722.3	670.4	7.7%	50.8%	50.8%
Personnel expenses	226.4	214.2	5.7%	15.9%	16.2%
Depreciation and amortization	77.8	70.8	9.9%	5.5%	5.3%
Other expenses	54.8	40.8	34.3%	3.8%	3.1%
Total	**1,081.3**	**996.2**	**8.5%**	**76.0%**	**75.4%**

Cost of sales totaled EUR 1,081.3 million which represents an increase of 8.5 % in line with the development of sales. The previous year's figure included a build-up of inventory while the level of inventory was reduced in the current financial year.

Selling, General and Administrative Expenses

(in millions of EUR)	Year ended December 31, 2004	2003	+/-	Percentage of sales 2004	2003
Personnel expenses	80.8	77.4	4.4%	5.7%	5.9%
Depreciation and amortization	10.6	10.6	0.0%	0.7%	0.8%
Other expenses	113.4	110.9	2.3%	8.0%	8.4%
Total	**204.8**	**198.9**	**3.0%**	**14.4%**	**15.1%**

Selling, general and administrative expenses decreased from 15.1 % to 14.4 % as a percentage of sales.

Operating Profit

Operating profit reached EUR 148.8 million, which is an improvement of 9.3 % or EUR 12.6 million compared to 2003. Operating margins at MM-Packaging and MM-Graphia were up significantly whereas MM-Karton recorded a decline. The Group's operating margin increased from 10.3 % to 10.5 %.

Net Interest

Interest income amounted to EUR 6.8 million while interest expense amounted to EUR 6.4 million resulting in a net interest income of EUR +0.4 million (2003: EUR -0.4 million). This improvement was possible due to optimizations of financing, despite a rise in interest-bearing liabilities.

Other Expense (including Equity Income) - net

The item "Other expense - net (including equity income)" decreased to EUR -1.0 million. The previous year's level of EUR -3.5 million included a non-recurring valuation adjustment of the shares held in Reno de Medici S.A.

Consequently, income before income taxes and minority interests reached EUR 148.2 million (2003: EUR 132.3 million), which represents an increase of 12.0 %.

Income Taxes

The results of the Mayr-Melnhof Group are taxed in 19 different countries. The Group reported income taxes in the amount of EUR 42.3 million for the 2004 financial year (2003: EUR 39.6 million). This led to an effective Group tax rate of 28.5 % (2003: 29.9 %). This rate is atypically low and can be particularly attributed to non-recurring deferred tax income of EUR 4.1 million resulting from a reduction in the Austrian corporate tax rate from 34 % to 25 % and to further tax optimizations by the Group.

Net Income and Earnings per Share

The consolidated net income of the Mayr-Melnhof Group increased by 13.6 % from EUR 90.9 million to EUR 103.3 million. A basic weighted average of 11,024,152 shares was in circulation during the year. The average earnings per share was EUR 9.37 (2003: EUR 8.25).

Value-added

The Group's value-added is calculated as the difference between total operating revenue less expenditures on goods and services purchased from external sources. The statement of distribution highlights the share of all parties participating in the net value-added.

Value-added

(in millions of EUR)	2004	2004	2003	2003
Origin:				
Sales	1,422.2		1,320.6	
Other operating income	18.5		11.0	
(Decrease) Increase in finished goods	(4.1)		9.8	
Own work capitalized	0.2		0.3	
Total operating revenue	**1,436.8**		**1,341.7**	
(-) Expenditures on purchased goods and services	(882.9)		(827.0)	
(-) Depreciation and amortization	(94.1)		(81.8)	
Net value-added	**459.8**	**100.0%**	**432.9**	**100.0%**
Distribution:				
Employees	(178.4)	(38.8%)	(167.5)	(38.7%)
Social benefit costs	(87.2)	(19.0%)	(82.0)	(18.9%)
Public authorities	(87.7)	(19.1%)	(86.8)	(20.1%)
Interest and other financial expenses	(0.6)	(0.1%)	(3.9)	(0.9%)
Minority interests	(2.6)	(0.6%)	(1.8)	(0.4%)
Shareholders' regular dividend (proposed for 2004)	(26.5)	(5.8%)	(24.3)	(5.6%)
Shareholders' anniversary bonus (proposed for 2004)	(16.5)	(3.5%)	-	-
Company	60.3	13.1%	66.6	15.4%

In 2004, the Mayr-Melnhof Groups' operating revenue reached EUR 1,436.8 million following EUR 1,341.7 million in the previous year. After deducting expenditures on purchased goods and services and depreciation of EUR 977.0 million (2003: EUR 908.8 million), the net value-added amounted to EUR 459.8 million (2003: EUR 432.9 million). This represents an increase of 6.2 % or EUR 26.9 million.

As in previous years, employees received the largest share of net value-added with 38.8 % or EUR 178.4 million. According to the proposal of the Management Board, a dividend of EUR 26.5 million (2003: EUR 24.3 million) or 5.8 % (2003: 5.6 %) of the net value-added shall be paid out to shareholders. In addition, an anniversary bonus of EUR 16.5 million or 3.5 % of the net value-added shall be distributed for 2004, celebrating the Group's tenth anniversary of being listed on the Vienna Stock Exchange. Earnings of EUR 60.3 million or 13.1 % of the net value-added (2003: EUR 66.6 million; 15.4 %) will be retained within the Group.

Assets, Capital and Liquid Funds

Consolidated Balance Sheets (condensed version)

(in millions of EUR)	December 31, 2004	2003
Current assets	606.9	527.9
Non-current assets	687.6	656.7
Total assets	**1,294.5**	**1,184.6**
Current liabilities	343.7	325.2
Non-current liabilities	224.9	213.0
Minority interests	12.3	9.1
Stockholders' equity	713.6	637.3
Total liabilities and stockholders' equity	**1,294.5**	**1,184.6**

Structure of Assets, Capital and Liquid Funds

As of December 31, 2004, the Group's total assets increased by EUR 109.9 million compared to year-end 2003 and reached EUR 1,294.5 million. This rise is mainly attributable to net income, acquisitions and the expansion of business volume. At the end of 2004, the Group's stockholders' equity was EUR 713.6 million (2003: EUR 637.3 million), resulting in an equity ratio of 55.1 % (2003: 53.8 %).

The increase in short-term assets from EUR 527.9 million to EUR 606.9 million is largely due to an increase in liquid funds. About one quarter of this change can be attributed to acquisitions.

Financial liabilities were essentially long-term in nature and amounted to EUR 180.4 million (2003: EUR 164.2 million). Long-term loans and short-term revolving bank debt of EUR 38.2 million (2003: EUR 38.2 million), which is classified as long-term, totaled EUR 158.1 million (2003: EUR 140.4 million). Short-term borrowings stood at EUR 10.2 million (2003: EUR 9.0 million) and obligations under capital leases amounted to EUR 12.1 million (2003: EUR 14.8 million).

Furthermore, stand-by credit facilities of EUR 285.5 million (2003: EUR 296.2 million) are available to the Group, with EUR 250.0 million (2003: EUR 265.0 million) thereof being classified as long-term and EUR 35.5 million (2003: EUR 31.2 million) as short-term. Other long-term liabilities in the amount of EUR 76.5 million (2003: EUR 73.6 million) relate to long-term employee benefit obligations.

Total funds available to the Group, which comprise liquid funds as well as current and non-current marketable securities ("available-for-sale") increased from EUR 242.4 million to EUR 302.2 million. The Group continues to have no net debt, as funds available surmount interest-bearing liabilities by EUR 121.8 million (2003: EUR 78.2 million).

Cash Flow Development

Consolidated Statements of Cash Flows (condensed version)

(in millions of EUR)	Year ended December 31, **2004**	2003
Net cash provided by operating activities	205.9	157.3
Net cash used in investing activities	(133.0)	(81.7)
Net cash used in financing activities	(11.6)	(57.0)
Effect of exchange rate changes	0.0	(1.4)
Net increase in cash and cash equivalents (< 3 months)	61.3	17.2
Cash and cash equivalents (< 3 months) at the end of the year	**227.6**	**166.3**
Current and non-current available-for-sale securities	74.6	76.1
Total funds available to the Group	**302.2**	**242.4**

Net cash provided by operating activities amounted to EUR 205.9 million after EUR 157.3 million in the previous year. This noticeable difference particularly results from higher net income, increased depreciation as well as a release of working capital which was mainly attributable to temporary downtime at the Eerbeek mill following the damages caused by the fire.

Net cash used in investing activities of EUR -133.0 million clearly exceeded the previous year's level (2003: EUR -81.7 million). This amount includes a net outflow of funds for acquisitions amounting to EUR -35.6 million. Net expenditures on investments in tangible and intangible fixed assets amounted to EUR 97.8 million (2003: EUR 80.0 million) exceeding the previous year by EUR 17.8 million.

The focus of the Group's investment activities centered on the implementation of the latest technology and projects targeted at reducing direct costs.

The investments of MM-Karton amounted to EUR 58.8 million (2003: EUR 55.2 million). Major projects concerned reconstructions in the Eerbeek and Baiersbronn mills as well as the construction of a production reject incineration plant at the Hirschwang mill and the stock preparation at the Neuss mill.

Investments of MM-Packaging and MM-Graphia totaled EUR 31.5 million and EUR 9.6 million, respectively (2003: EUR 14.5 million and EUR 12.5 million, respectively). Technical modernizations as well as new buildings and extensions represented the focus of the investment activities in the folding carton business.

The Mayr-Melnhof Group follows an investment policy of investing approximately 50 % of cash earnings in the long-term.

Net cash used in financing activities declined from EUR -57.0 million to EUR -11.6 million. This decrease is mainly due to a net inflow of funds resulting from financial liabilities raised at favorable interest rates.

Cash provided by operating activities and available credit facilities adequately cover the financing requirements of investments, dividends and other foreseeable financing needs.

Share Repurchase Program

During 2004, no shares were repurchased. Thus, the Group held an unchanged amount of 975,848 own shares by the end of 2004 which were repurchased at a cost of EUR 53.1 million including fees. This is equivalent to 8.1 % of the capital stock. As of December 31, 2004, the book value per share was EUR 54.4.

Main Acquisitions

In January 2004, MM-Packaging acquired an additional 25 % interest in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG and C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH as well as indirectly in VTV Verpackungs-technische Verfahren GmbH for a purchase price of EUR 6,900.4 thousands, thus increasing its existing interest from 50 % to 75 %. Due to the increased shareholding, these companies, previously accounted for using the proportionate method, are fully consolidated as from January 1, 2004, onwards.

At the end of May 2004, MM-Packaging acquired the folding carton business of Alcan Packaging Alzira S.A.U. near Valencia, Spain, through an asset deal. Consolidation in the Group and division started as of June 1, 2004. The purchase price for the acquired net assets amounted to EUR 13,676.1 thousands.

At the beginning of July 2004, MM-Packaging acquired the folding carton business of Poligram Sp.j. in Jozefow near Warsaw, Poland, through an asset deal. Consolidation in the Group and division started as of July 1, 2004. The purchase price for the acquired net assets amounted to EUR 9,685.8 thousands.

In August 2004, MM-Packaging acquired the offset business of S.C. Rodata S.A. located in Bucharest, Romania, through an asset deal. Consolidation in the Group and division started as of August 6, 2004. The purchase price for the acquired net assets amounted to EUR 1,723.3 thousands.

At the beginning of October 2004, the acquisition of the folding carton plant ZAO Polygraph Center and indirectly of OOO Multiprint located in St. Petersburg, Russia, was completed. Consolidation in the Group and division started as of October 1, 2004. The purchase price for the 100 % interest amounted to EUR 4,620.4 thousands.

In a final agreement on the settlement of the variable part of the purchase price for the acquisition of the Graphia companies in April and June 2002, the former purchase price was reduced from EUR 39,751.5 thousands to EUR 33,941.0 thousands. At the same time, the option to increase the Group's share in MM Graphia Bielefeld GmbH & Co. KG from the existing 88.09 % to 100 % was exercised. As a result of this transaction, the preliminary goodwill recorded in 2002 declined by EUR 6,312.3 thousands to a final amount of EUR 14,129.8 thousands.

3.2. Operating Segments

As of January 1, 2005, the divisions MM-Packaging (General Packaging) and MM-Graphia (Cigarette and High-Quality Confectionary Packaging) will be run as one division under the name MM Packaging. Further increases in efficiency by utilizing the synergies between the current 23 folding carton sites, increasing customer benefits and specialization in production are the key issues of this reorganization of the packaging business within the Mayr-Melnhof Group. These two divisions report separately for the last time on December 31, 2004. The content and presentation of MM-Karton remains unchanged.

MM-Karton

In 2004, MM-Karton was able to hold its ground in a market environment characterized by short-term but constant European demand with a permanent downward pressure on prices. Both in Western and Eastern Europe recognizable increases in volume were achieved. High growth rates have been particularly achieved in non-European business.

While recovered paper prices almost remained stable in 2004, the sharp increase of prices for all oil price driven input factors required the announcement of a price increase in the middle of the year. The price increase was partially implemented in various steps in the fourth quarter of 2004 and in the first quarter of 2005. Immediately after the announcement at the end of the second quarter, the price erosion during the first half of the year stopped.

Over the year, the order backlog of MM-Karton was on average 72,000 tons, which was distinctly above the previous year (2003: 46,000 tons). Both the sales volume and the production volume, posted an increase of more than 6 % compared with the previous year and totaled around 1.52 million tons (2003: 1.43 million tons, respectively). As a result, the capacities of MM-Karton were utilized at 95 % in 2004 (2003: 87 %). This high utilization rate is partly attributable, along with market successes, to replacement deliveries by other MM mills following the fire at the Eerbeek mill in the Netherlands.

Sales rose by 3.0 % to EUR 777.9 million. This increase solely results from the increased sales volume as the average sales price dropped compared with the previous year, particularly due to the increased sales in non-European markets with structurally lower prices. Western Europe accounted for around 71 % of sales, Eastern Europe for 14 % and overseas markets for 15 % (2003: 74 %, 14 % and 12 %, respectively). MM-Karton serves over a thousand customers. With a delivery volume of around 218,000 tons, which is approximately 14 % of total sales, MM-Packaging was again the largest customer in 2004. However, the major part of the cartonboard business is conducted with a large number of small and medium-sized cartonboard converting companies.

Operating result reached EUR 78.0 million after EUR 80.3 million in the previous year. However, an operating margin of 10.0 % could still be achieved (2003: 10.6 %).

Production of the Eerbeek mill is concentrated on high-performance machine following the fire

Following a fire in April 2004, which damaged the Dutch mill the production facility has been rebuilt. The respective damages were covered by insurance. The larger of the mill's two machines was expanded into a high-performance unit. Production has been concentrated on this machine and operations on the smaller machine were stopped at the beginning of 2005. As a result of the modernization and efficiency increases, the mill has been given a strong competitive base for the future. Overall, the fire damage and the reorganization did not have any negative effects on the operating result of 2004.

MM-Packaging

Against the background of an unchanged lack of dynamics in the European folding carton market and accordingly strong competition, MM-Packaging was able to further extend its market position and achieved a high utilization in its facilities throughout 2004. The significant expansion of the sales volume is attributable to four acquisitions in Spain, Poland, Romania and Russia, to the increase in the shareholding in a German folding carton company and to new business volume in Western and Eastern Europe. Large international consumer goods producers continue to concentrate on a lower number of packaging suppliers thus causing intense price competition. In this environment, MM-Packaging was still able to establish new business.

The tonnage processed increased by around 19 % from 314,000 to 375,000 tons. Sales increased by 18.2 % or EUR 72.7 million to EUR 472.4 million. Around 65 % of this increase is attributable to acquisitions. Geographically, Western Europe still accounted for around 89 % of sales and Eastern Europe for around 11 %. MM-Packaging delivers to over a thousand customers whereas more than half of the business is achieved with multi-national producers of consumer goods. In 2004, the five biggest customers accounted for about 38 % of sales. The strongest sales segments in terms of turnover are the food and detergent industries. The operating result increased by 25.9 % to EUR 31.1 million (2003: EUR 24.7 million). The profitability of the business has therefore increased significantly again. The operating margin reached 6.6 % after 6.2 % in the previous year. Increasing productivity and cost reductions will remain the priority.

MM-Graphia

While the demand for cigarette packaging in Eastern and South Eastern Europe continued to proceed dynamically in 2004, sales by cigarette manufacturers in Western Europe declined as a result of drastic increases in tobacco taxes and other restrictions in some countries. In light of this tax policy, the planning behavior of the tobacco industry for deliveries to Western Europe was characterized by increased caution. Furthermore, changeover to packages with warning labels is imminent.

Stability and usual seasonality characterized the development of the sales segment of high-quality confectionary packaging.

The tonnage of cartonboard and paper processed in 2004 was around 95,000 tons (2003: 91,000 tons). The customer range of MM-Graphia is essentially concentrated on the large international tobacco and confectionary producers.

Sales rose by 8.6 % to EUR 284.6 million (2003: EUR 262.0 million), of which around 54 % was achieved in Western Europe, around 42 % in Eastern Europe and around 4 % in overseas markets (2003: 61 %; 38 %; 1 %). Operating result increased by 27.2 % to EUR 39.7 million. Thus, the operating margin reached 13.9 % (2003: 11.9 %).

New folding carton factory in Turkey – Expansion in the Ukraine

In Turkey, the construction of a new folding carton factory in Izmir commenced in 2004 to serve the Turkish growth market. In the Ukraine, a significant expansion of capacities has started at the Cherkassy site. Both projects are running on schedule and should commence production in 2005.

4. Personnel

On December 31, 2004, the Mayr-Melnhof Group had a total of 7,580 employees (2003: 6,806). Thereof, 2,993 employees (2003: 2,969) were employed at MM-Karton, 3,464 (2003: 2,635) at MM-Packaging and 1,123 (2003: 1,202) at MM-Graphia. At year end, staff numbers rose by around 800 resulting from acquisitions.

5. Research and Development

The research and development activities of the Mayr-Melnhof Group are focused on constant innovative improvement of our products in line with market requirements using the most up-to-date technologies. The prime objective is to increase the customer benefits of our products and services on a continuous basis through new product developments, increases in speed and quality, as well as to improve the efficiency of our processes and procedures.

The needs of our customers and the required product features are continuously increasing. Therefore, our development work focuses on close co-operation with all of our partners in the supply chain. This gives us the opportunity to take current developments into consideration quickly and in line with the market. In this way, Mayr-Melnhof secures its competitive advantages and is well prepared for current market developments. In connection with this, alternative materials are regularly used to reduce costs.

The Mayr-Melnhof Group's active collaboration in standardization committees and with the European legislature ensures that our cartonboard and folding carton products always meet the current requirements.

Mayr-Melnhof Karton has continuously optimized the standard cartonboard qualities in order to meet the increased requirements of high-performance technology in converting and has significantly improved cartonboard qualities in smoothness, gloss and whiteness. As a result, it is possible to use recycled cartonboard regularly in a broad and attractive range of applications. Current product developments in particular concentrate on food packages, in which the majority of Mayr-Melnhof's cartonboard products are used. The division-wide establishment and supervision of hygiene management in line with HACCP ensures that the high standards of the food industry will always be met. In addition to standard grades, special cartonboard qualities stand out due to the continuous optimization of special barrier features (water vapor, grease), deep-drawing ability or coloring.

R&D activities of MM-Karton are co-ordinated via the central laboratory at the Austrian Frohnleiten mill. There is regular project-related co-operation with universities and international research institutions, especially in the field of basic research.

Ever shorter innovation cycles for consumer goods and the constant need for new packaging ideas require increasing innovative strength and greater than ever speed in the development of packaging.

Currently, more than a hundred specialists from different areas (packaging development, design, IT) work within an innovation network, which covers both MM-Packaging and MM-Graphia, to develop new folding carton products for our customers. Current focus areas are improving convenience features (e.g. pouring spouts, reclosures) as well as attractive solutions for packaging promotions or expansion of the areas in which folding cartons can be used.

The developments are carried out on the basis of customer discussions or pro-active Mayr-Melnhof initiatives. In this connection, we are also working on the use of completely new technologies in the folding carton market. Amongst other things, we have developed application systems for promotional items on folding cartons and the use of laser coding. With up-to-date studies on new technologies (e.g. in the area of anti-counterfeit security), finishing effects (e.g. conductive inks, luminous inks) or automated packing systems, we create a competitive edge for our customers by using our head start in original know-how.

MM-Packaging constantly invests in innovation. The most recent step at the beginning of 2005 was the opening of a new ultra-modern innovation competence center in Austria. This further strengthened the innovation network for our customers.

6. Risk

Active Risk Management

As a globally active enterprise, the Mayr-Melnhof Group is exposed to a large number of risks. A risk management system implemented throughout the Group creates systematic transparency and covers the necessary planning and decision-making processes for risk analysis and containment. Operative risks are monitored constantly by the management of the local companies in close co-operation with specialized corporate departments. Being the holding company, Mayr-Melnhof Karton AG is responsible for Group-wide risk management. Risk prevention takes priority and is supplemented by appropriate hedging tools, where available and economically appropriate, and the Group's insurance program. The Group's auditor assesses and reports annually to the Supervisory Board and the Management Board on the efficiency of the risk management system.

Market

The demand for cartonboard and folding cartons correlates to a large extent with the cyclical development of the economy in our sales markets. The competitive balance is determined by over-capacities on the one hand and by ongoing consolidation on the customer's side on the other hand. Both the cartonboard and folding carton sectors, each have over a thousand active customers. Over half of folding carton sales is conducted with multi-national or global consumer goods producers. However, the dependency on a single customer is considered manageable. Fluctuations in critical factor prices are taken into account within long-term supply agreements.

The influence of the low US dollar on pricing has increased in the cartonboard markets outside Western Europe such as Eastern Europe, Turkey, North Africa and Asia.

In the Far East, the additional volumes of the newly established cartonboard capacities will also lead to volume pressure and determine the weak price picture in the short term, until they are absorbed in the local market.

Being industrial commodities, both cartonboard and folding cartons are subject to permanent downward price pressure. Long-term competitiveness can only be maintained by means of cost leadership. Therefore, the Mayr-Melnhof Group focuses on continuous efficiency increases and cost savings in addition to a market-driven product range, innovation and ongoing service optimization with the aim of maintaining market shares and utilizing market opportunities in the best way possible.

Procurement
Along with fibers, the cartonboard manufacturing process is dominated primarily by coating chemicals and energy. These factor prices are subject to certain volatility over a long-term comparison. Mayr-Melnhof implements hedging measures in the form of strategic stock-keeping and long-term supply agreements to smooth short-term price rises in recovered paper, the most important fiber. If these measures cannot cushion the price increases, the aim is to appropriately adjust cartonboard prices on short notice.

Electricity and steam are generated by the cartonboard mills themselves from natural gas and fuel oil. Some electricity is also purchased externally. Kyoto emission certificates related to the use of fossil fuels have been allocated to the cartonboard sites. As a result, there will be no significant impact on the Group's earnings situation.

Cartonboard is by far the most important raw material for the production of folding cartons. Adequate capacities of several European producers ensure stable supply. Increases in the price of cartonboard are passed on to customers immediately where possible.

The Group is dependent on the price of crude oil particularly in respect to chemicals, transport packaging, logistics and energy.

All essential requirements are procured in corresponding Group-wide product and service categories. The aim is to ensure ongoing supply and continuous price optimization.

Operating Risks
We minimize the risk of downtimes and ensure continuous state-of-the-art operation by using up-to-date systems, ongoing maintenance and comprehensive audits. The network of sites serves as an adequate back-up in case of a longer production break at one site.

Financial Risks
Group-wide cash and liquidity management ensures that the Group has sufficient liquidity and credit facilities to meet its liabilities and to finance further growth. Investments are primarily made in money market instruments and bonds with high credit ratings. Investments and acquisitions are regularly analyzed in detail with regard to risk aspects and have to correspond to defined target rates of return.

Appropriate derivatives, primarily currency forwards, currency options and swaps, are used to limit interest rate and foreign currency risks. The most important foreign currencies hedged are the British pound and the Swiss franc.

Credit and default risks may be classified as low due to the strict employment of credit risk insurances and corporate credit management.

Other Risks
We counteract risks arising from more stringent environmental standards and increasing product requirements by assuring adequate knowledge in time due to our continuous work in the relevant standardization committees and ongoing optimization of processes and product parameters.

From the present point of view, there are no foreseeable risks that might endanger the going concern of the company.

7. Significant Events after the Balance Sheet Date

The measures to optimize the production capacities of MM Packaging in France, which had already been initiated prior to the balance sheet date, were substantiated in February 2005 by the signing of a new plant bargaining agreement. There are plans to concentrate the two neighboring production plants on the Moneteau site during 2005.

In February 2005, the preparation of a detailed time schedule and set of measures has started, which envisages the discontinuation of folding carton production on the Berlin site to improve the competitiveness of MM Packaging.

8. Outlook on the Financial Year 2005

This outlook refers to Management's opinion on March 10, 2005, and does not contain any effects of possible acquisitions, divestments or other structural changes within the year 2005. All preceding and following forward-looking statements are subject to both known and unknown risks, as well as uncertainty factors, with the possibility that actual results may differ from statements made herein.

Segments

The optimistic economic forecasts for Western European markets are not reflected by the continuing static level of consumer goods sales. Consequently, there is no sign of growth in the demand for cartonboard and folding cartons. Competition will therefore prevail or even accelerate. While it was still possible to implement higher cartonboard prices at the beginning of the year, attention has to be paid now on strengthening our market shares.

Along with their robust growth rates, Eastern European markets have become a cornerstone for the Group.

In the Far East, additional volumes from cartonboard capacities which came on stream in the previous year will continue to determine the price structure until they will be completely absorbed by the local markets.

MM Packaging and MM Karton are in the position to keep and gain ground under these circumstances. Since the beginning of the year, the capacities have once again recorded good overall utilization. Consequent market development and increases in productivity remain priorities in the day-to-day business. Realizing the benefits from the merger of the two converting segments is the main focus for 2005. The successful strategy, to adapt cartonboard production to demand if necessary to stabilize prizes, is still valid.

Procurement Market

In the European markets for recovered paper, increased procurement activity from Asia is not anticipated before the end of the first quarter due to seasonal reasons. Thus, one can essentially count on unchanged market conditions for the time being.

However, last year's price increases in the supplies of chemicals, logistics, and energy, due to high crude oil prices continue to be clearly noticeable.

Investments
As before, the Group's investment strategy will concentrate exclusively on reducing direct costs and using the most up-to-date technology to ensure competitive strength.

Operating Results
Due to the uncertain development of the economy in the main markets, it is at present not possible to give an estimate of the result for 2005.

Vienna, March 10, 2005

The Management Board

Wilhelm Hörmanseder m.p. **Andreas Blaschke m.p.**

Herbert Noichl m.p. **Franz Rappold m.p.**

Human Resources

By the end of the 2004 financial year, the Mayr-Melnhof Group had 7,580 employees in 19 countries. The sum of their services determines the success of MM.

The primary goal of human resources development is to guarantee the appropriate framework for potentials and talents to evolve in the long term. Openness and the principle of subsidiarity are the main features of our organization. Accordingly, human resources matters in a narrower sense are the responsibility of local companies while the human resources policy at Group level concentrates particularly on senior management, next generation managers and ensuring a goal-oriented organization.

Short decision-making processes and high levels of individual responsibility challenge and encourage each individual and maintain the necessary level of flexibility. High-quality training and continuous professional development create the basis required for this purpose.

In 2004, Mayr-Melnhof's extensive training activities continued to concentrate on the best possible utilization and development of its operating systems, with the aim of further improving efficiency within the individual processes. Continuous benchmarking and a regular exchange of employees ensure that new acquisitions are quickly brought into line with Group-wide standards and that, against the backdrop of increasing internationalization and cultural diversity, the transfer of know-how and corporate culture is secured at every Group site.

Our human resources planning focuses on sustainability and takes into account the shortage of qualified labor to be anticipated as a result of the demographic development. In this context, the Group places great emphasis on the training of young people in a large number of apprentice jobs. At the end of 2004, there were 154 apprentices in training within the Mayr-Melnhof Group. In addition, we also bind the experience and know-how of senior employees to the company through a number of longer-term initiatives.

We are committed to value-oriented corporate management. As a result, performance-based remuneration systems both in terms of individual agreements and site-specific bonus systems are widely established and ensure that performance is not only recognized but also rewarded.

Commitment, corporate spirit and performance enhancement are among the key elements of our corporate culture. The increasing number of highly qualified applications for advertised positions as well as the number of unsolicited applications proves that MM is considered by many highly trained specialists when looking for a potential employer. Vacant positions are regularly published on the company website at www.mayr-melnhof.com.

In comparison with the year-end of 2003, the number of employees has risen by 774. This increase results from acquisitions in the MM-Packaging Division. In the course of the Group's continuous internationalization, 76.6 % of the Group's staff was working in companies outside Austria at the end of 2004 and 22.7 % were employed in Eastern Europe.

By its joint efforts the MM team was able to close the 2004 financial year with a new record result despite the weak economic environment, rising crude oil prices and intensive predatory competition. In order to maintain this competitive edge, we will try in the future to an even greater extent to establish additional possibilities for more working-time flexibility.

The Management Board would like to take this opportunity to thank all employees for their high level of commitment, their tremendous efforts and their great flexibility. The Board is also grateful to the employee representatives for their trustworthy and forward-looking cooperation.


and Sustainability

Creating long-term sustainable value has always been the primary strategic target of the Mayr-Melnhof Group. For this reason, we concentrate on continuous optimization in our core competence areas. With the focus on the manufacturing and processing of cartonboard, both the production processes and our products are constantly further improved in line with strict efficiency requirements to meet market demands. Using largely renewable raw materials, above all recovered paper, we produce premium cartonboard qualities and folding carton products, which can be recycled to a large extent. The principles of recyclability are thus an intrinsic part of the Mayr-Melnhof Group's business.

With the goal of achieving a long-term, high level of return on capital employed in an environment of permanent price competition, the focus in the operating business lies firmly on continuous minimization of the resources used per production unit. We achieve this by constantly expanding the know-how of our employees, continued investments in state-of-the-art technology and a focused internal benchmarking process, which ensures that best practice can develop in all areas of the company. Quality and environmental management systems are essential components of the permanent optimization process within the Group, which also covers the health and safety of our employees. In strict pursuance of this strategy, the Mayr-Melnhof Group enables its stakeholders to participate in a high level of added value over the long term and thus makes an important social contribution.

With respect to almost all specific emission and consumption indicators, the MM cartonboard mills have been recording top European values for a long time, with the result that current optimizations often only take place in marginal areas or depend on the development of new technologies. Measures for the protection of the environment are not limited to production alone but extend to the entire supply chain and thus also include areas such as logistics and purchasing.

Approximately half of our cartonboard production has been integrated into environmental management systems. By certifying our cartonboard mills in accordance with the HACCP hygiene management system and by qualifying selected folding carton locations in accordance with the BRC/IoP standard, MM fulfils the high product safety standards of the food industry.
Safety by means of risk prevention is given the highest priority within the Group. Therefore, investments in fire prevention and safety at the workplace were intensified yet again in 2004.

Environmental protection in the year 2004:
(MM-Karton's main projects)

Energy
With the construction of a thermal waste incineration plant at the Hirschwang cartonboard mill, it will be possible to achieve a significant reduction in the volume of waste and to efficiently utilize the mill's mainly biogenic waste materials. The primary energy demand for natural gas will be reduced, which results in a significant drop in carbon dioxide emissions. Steam for cartonboard manufacture will be generated from the waste heat of the incineration plant.

Further energy savings were primarily achieved by means of heat recovery in the Kolicevo and Baiersbonn mills and by optimizing electricity generation in the Neuss cartonboard mill.

Industrial waste
As a result of an expansion of the pulper disposal at the Kolicevo mill, even more waste paper can be processed. Waste wood from the Frohnleiten cartonboard mill is utilized for thermal applications in Hirschwang.

Chemicals
In 2004, we were able to successfully optimize the use of chemicals in several cartonboard mills and reduce transport costs at the same time.

Detailed information regarding environmental protection is provided in the environmental statements of Frohnleiten, Hirschwang, Deisswil and Eerbeek and can be obtained via e-mail from investor.relations@mm-karton.com or by calling +43/ 1 50136 1180.

Report of Independent Auditors

To the Management Board, the Supervisory Board and the Shareholders of Mayr-Melnhof Karton AG, Vienna, Austria.

We have audited the accompanying consolidated balance sheets of Mayr-Melnhof Karton AG and subsidiaries ("Mayr-Melnhof") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004 and 2003. The preparation and content of the financial statements are the responsibility of Mayr-Melnhof's management (Management Board of Mayr-Melnhof Karton AG). Our responsibility is to express an opinion on these financial statements based on our audits. The financial data of certain Mayr-Melnhof's international subsidiaries were audited by other auditors whose reports have been given to us. Our opinion, insofar as it relates to these international subsidiaries, is based solely on the other auditors' unqualified opinions.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America as well as in accordance with the professional auditing standards in Austria. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Till December 31, 2003, Mayr-Melnhof accounted for the joint ventures disclosed in Note 2 in accordance with the proportionate method of consolidation as is permitted under the Seventh Directive of the European Community and the Standards of the International Accounting Standards Board. In our opinion, generally accepted accounting principles in the United States of America require that such joint ventures be accounted for using the equity method of accounting. Nevertheless, the use of the proportionate method of consolidation does not have any effect on the net income or equity of the Group. With effective date January 1, 2004, Mayr-Melnhof increased their interests in these subsidiaries which are fully consolidated as from January 1, 2004 onwards, as disclosed in Note 3.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayr-Melnhof Karton AG and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 and 2003, except for the use of the proportionate method of accounting, as discussed in the preceding paragraph till December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

According to the Austrian Commercial Code, we have audited the Management Discussion and Analysis and the compliance with regulations for the exemption from the presentation of consolidated financial statements according to generally accepted accounting principles in Austria.

We confirm that the Management Discussion and Analysis complies with the accompanying consolidated financial statements and that the legal requirements for the exemption from the presentation of consolidated financial statements according to the Austrian Commercial Code are fulfilled.

Vienna, March 11, 2005

gmc-unitreu

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Christian PAJER   Werner LEITER

Wirtschaftsprüfer

Consolidated Statements of Income

(all amounts in thousands of EUR except share and per share data)	Note	Year ended December 31, 2004	Year ended December 31, 2003
Sales		1,422,212.7	1,320,636.4
Cost of sales		(1,081,334.0)	(996,189.4)
Gross margin		**340,878.7**	**324,447.0**
Selling, general and administrative expenses		(204,831.2)	(198,935.9)
Other operating income - net	(4)	12,771.7	10,646.4
Operating profit		**148,819.2**	**136,157.5**
Interest income		6,834.6	6,944.3
Interest expense		(6,475.6)	(7,309.0)
Equity income - net		282.6	260.4
Other - net	(5)	(1,253.7)	(3,751.9)
Income before income taxes and minority interests		**148,207.1**	**132,301.3**
Income taxes	(6)	(42,289.0)	(39,610.0)
Income before minority interests		**105,918.1**	**92,691.3**
Minority interests		(2,640.5)	(1,782.7)
Net income		**103,277.6**	**90,908.6**
Basic average number of shares outstanding (in thousands)		11,024.2	11,020.6
Basic earnings per share		**9.37**	**8.25**
Diluted average number of shares outstanding (in thousands)		11,024.2	11,025.8
Diluted earnings per share		**9.37**	**8.25**

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

ASSETS (all amounts in thousands of EUR)	Note	December 31, 2004	December 31, 2003
Current			
Cash and cash equivalents		227,582.4	166,338.7
Trade accounts receivable, net of allowances for doubtful accounts of EUR 2,116.6 and EUR 2,650.0 in 2004 and 2003, respectively	(7)	155,920.4	146,411.0
Inventory	(8)	169,430.7	160,153.1
Prepaid expenses and other current assets	(9)	43,996.2	46,965.7
Deferred income taxes	(6)	9,937.4	8,003.9
Total current assets		**606,867.1**	**527,872.4**
Investments and long-term financial assets, including equity method investments of EUR 10,454.9 and EUR 8,775.4 in 2004 and 2003, respectively	(10),(11)	94,521.9	93,108.8
Property, plant and equipment - net	(11)	535,877.8	500,252.9
Deferred income taxes	(6)	5,386.1	4,065.9
Intangible assets - net, including goodwill of EUR 31,296.7 and EUR 30,949.0 in 2004 and 2003, respectively	(11)	36,002.0	40,038.3
Prepaid pension cost	(16)	15,821.1	19,226.4
Total assets		**1,294,476.0**	**1,184,564.7**

LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)	Note	December 31, 2004	December 31, 2003
Current			
Trade liabilities		113,258.7	89,737.6
Accrued expenses and other liabilities	(12)	129,188.7	129,386.1
Deferred income		8,555.9	3,971.3
Deferred income taxes	(6)	368.5	956.6
Short-term borrowings	(13)	10,222.9	8,951.7
Current portion of long-term bank debt	(14)	63,232.0	59,660.0
Current portion of obligations under capital leases	(15)	7,540.9	7,711.9
Provisions for income taxes		11,293.2	24,787.5
Total current liabilities		**343,660.8**	**325,162.7**
Long-term debt	(14)	94,914.5	80,690.5
Obligations under capital leases	(15)	4,474.6	7,074.7
Other long-term liabilities	(16)	76,450.9	73,601.4
Deferred income taxes	(6)	49,107.3	51,562.4
Minority interests		12,312.0	9,130.6
Capital stock (authorized and issued 12,000,000 no-par value shares)		87,240.0	87,240.0
Additional paid-in capital		169,213.4	169,213.4
Retained earnings		528,785.1	449,760.6
Accumulated other comprehensive loss		(18,581.8)	(15,770.8)
Treasury stock at cost (975,848 shares and 975,848 shares at December 31, 2004 and 2003, respectively)		(53,100.8)	(53,100.8)
Stockholders' equity	(18)	**713,555.9**	**637,342.4**
Total liabilities and stockholders' equity		**1,294,476.0**	**1,184,564.7**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(all amounts in thousands of EUR except per share data)	Capital stock	Additional paid-in capital	Retained earnings
Balance at January 1, 2003	**87,240.0**	**169,594.3**	**380,900.3**
Comprehensive income:			
Net income			90,908.6
Other comprehensive income (loss)			
Total comprehensive income			
Dividend (EUR 2.0 per share)			(22,048.3)
Exercise of stock options		(448.0)	
Use of treasury stock		67.1	
Balance at December 31, 2003	**87,240.0**	**169,213.4**	**449,760.6**
Comprehensive income:			
Net income			103,277.6
Other comprehensive income (loss)			
Total comprehensive income			
Reclassifications			
Dividend (EUR 2.2 per share)			(24,253.1)
Balance at December 31, 2004	**87,240.0**	**169,213.4**	**528,785.1**

The accompanying notes are an integral part of these financial statements.

Accumulated other comprehensive income (loss)							
Unrealized gains (losses) on available-for-sale securities	Minimum pension liability	Gains on intercompany foreign exchange transactions of long-term investment nature	Foreign currency translation adjustment	Derivatives	Total	Treasury stock at cost	**Total stockholders' equity**
(1,076.4)	**(2,618.5)**	**2,121.3**	**(7,451.4)**	**0.0**	**(9,025.0)**	**(56,681.7)**	**572,027.9**
							90,908.6
2,764.3	388.8	(1,053.7)	(8,660.3)	(184.9)	(6,745.8)		(6,745.8)
							84,162.8
							(22,048.3)
							(448.0)
						3,580.9	3,648.0
1,687.9	**(2,229.7)**	**1,067.6**	**(16,111.7)**	**(184.9)**	**(15,770.8)**	**(53,100.8)**	**637,342.4**
							103,277.6
40.9	(3,943.1)	293.8	751.1	46.3	(2,811.0)		(2,811.0)
							100,466.6
		(1,361.4)	1,361.4		0.0		0.0
							(24,253.1)
1,728.8	**(6,172.8)**	**0.0**	**(13,999.2)**	**(138.6)**	**(18,581.8)**	**(53,100.8)**	**713,555.9**

Consolidated Statements of Cash Flows

(all amounts in thousands of EUR)	Note	**Year ended December 31, 2004**	Year ended December 31, 2003
Cash flow from operating activities:			
Net income		103,277.6	90,908.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes		(4,089.6)	(4,614.0)
Depreciation and amortization		94,087.9	81,783.8
Gains from disposals of property, plant and equipment and intangibles		(1,205.1)	(474.8)
Gains (losses) from disposals of available-for-sale securities		(51.4)	235.9
Minority interests		2,640.5	1,782.7
Other		(1,897.5)	770.3
Net change in operating assets and liabilities	(19)	13,138.1	(13,091.2)
Net cash provided by operating activities		**205,900.5**	**157,301.3**
Cash flow from investing activities:			
Proceeds from disposals of property, plant and equipment and intangibles		2,127.9	2,223.5
Purchases of property, plant and equipment and intangibles		(99,948.9)	(82,243.5)
Acquisitions of businesses and investments, net of cash of acquired companies	(3),(18)	(38,245.2)	(23,669.5)
Proceeds from disposals of businesses and investments, net of cash of disposed companies		3,012.1	22,036.8
Net cash used in investing activities		**(133,054.1)**	**(81,652.7)**
Cash flow from financing activities:			
Issuances of debt		51,165.0	68.9
Repayments of debt		(37,196.0)	(33,971.9)
Dividends paid		(24,253.1)	(22,048.3)
Dividends paid to minority shareholders		(1,273.1)	(1,080.6)
Net cash used in financing activities		**(11,557.2)**	**(57,031.9)**
Effect of exchange rate changes on cash and cash equivalents		(45.5)	(1,425.1)
Net increase in cash and cash equivalents		**61,243.7**	**17,191.6**
Cash and cash equivalents at the beginning of the year		**166,338.7**	**149,147.1**
Cash and cash equivalents at the end of the year		**227,582.4**	**166,338.7**

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

General

Mayr-Melnhof Karton AG and subsidiaries ("the Group") is primarily engaged in manufacturing and selling cartonboard, folding cartons and cigarette packaging in Europe. The Group is divided into three operating segments (see Note 22): Mayr-Melnhof Cartonboard ("MM-Karton"), Mayr-Melnhof Packaging ("MM-Packaging"), and Mayr-Melnhof Graphia ("MM-Graphia"). MM-Karton manufactures and markets numerous grades of cartonboard, concentrating on coated cartonboard produced predominantly from recovered paper. MM-Packaging converts cartonboard into industrial printed folding cartons primarily for food (e.g. cereals, dried foods, sugar, confectionary and baked goods) and other consumer goods (e.g. cosmetics and toiletries, detergents, domestic appliances and toys) industries. Approximately 60 % of MM-Packaging's cartonboard requirements are supplied by MM-Karton. MM-Graphia converts cartonboard into cigarette packaging as well as high-grade confectionary packaging. The Group's headquarters is in Vienna, Austria.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly- and majority-owned subsidiaries, except where control is temporary or does not reside within the Company. Minority interest represents minority shareholders' proportionate share of the equity and earnings in several majority-owned subsidiaries. Up to 2003 the Group used the proportionate method of consolidation for investments in certain joint ventures (see Note 2). Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies, generally when the Group holds at least a 20 % but not more than a 50 % voting interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained, are accounted for at cost or fair value as appropriate. All effects of intercompany transactions have been eliminated.

There are no further liabilities or claims with regards to third parties other than those which have been recorded in the financial statements and notes to the financial statements.

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") with the exception of certain joint ventures that were accounted for using the proportionate method of consolidation until December 31, 2003 (see Note 2). The preparation of financial statements requires management to make estimates and assumptions for some items that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from those estimates.

All amounts herein, except share data and per share amounts, are shown in thousands of Euro unless otherwise stated.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate component of stockholders' equity. Transaction gains and losses resulting from foreign currency transactions are included in the results from operations as incurred.

The assets and liabilities of two foreign subsidiaries operating in highly inflationary economies have been remeasured into Euro on the basis of period-end rates for monetary balance sheet items and at historical rates for non-monetary items, resulting in translation gains and losses being recognized in the results from operations. Furthermore, depreciation as well as gains and losses from disposal of non-monetary assets are determined at historical rates.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparation of the consolidated financial statements were as follows:

Currency:		**Exchange rate at December 31, 2004 1 EUR =**	Exchange rate at December 31, 2003 1 EUR =	**Annual average exchange rate 2004 1 EUR =**	Annual average exchange rate 2003 1 EUR =
Bulgaria	BGN	1.96	1.96	1.95	1.95
Czech Republic	CZK	30.46	32.41	31.92	31.89
Denmark	DKK	7.44	7.45	7.44	7.43
Great Britain	GBP	0.71	0.70	0.68	0.69
Hungary	HUF	245.97	262.50	251.42	253.88
Poland	PLN	4.08	4.70	4.52	4.41
Russia	RUB	37.81	36.82	35.80	34.63
Slovenia	SIT	239.76	236.70	239.02	233.75
Switzerland	CHF	1.54	1.56	1.54	1.52
Ukraine	UAH	7.22	6.66	6.60	6.00

Revenue Recognition

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and payment is reasonably assured. Revenues are recorded net of discounts, such as sales incentives, customer bonuses, and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as a selling expense.

Earnings Per Share

Earnings per share is computed in accordance with Financial Accounting Standard No. 128 ("FAS 128") "Earnings per Share." The statement requires computing and disclosing of both basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. As of December 31, 2003 and 2004 respectively, no more exercisable or outstanding options exist. Therefore there is no dilutive effect on earnings per share in comparison to basic earnings per share in 2004.

Cash and Cash Equivalents

The Group considers all highly liquid assets with original maturities of three months or less at the date of purchase to be cash equivalents.

Concentration of Financial Risk

Financial instruments, which could potentially subject the Group to financial risk, are primarily cash equivalents, securities, and trade accounts receivable. It is Group practice to place its cash and cash equivalents and investments in high quality securities. The Group's trade accounts receivable are generated from a broad and diverse group of customers. The majority of the Group's trade accounts receivable is concentrated in subsidiaries located in Germany and Austria. The Group monitors its financial risk in connection with customer bad debt through ongoing credit rating assessments. In addition, the Group maintains credit insurance coverage in order to provide for certain potentially uncollectible receivables as well as uses allowances for losses based upon the expected collectible amount of all trade accounts receivable.

Derivative Financial Instruments

The accounting for derivative financial instruments is based upon the provisions of Financial Accounting Standard No. 133 ("FAS 133") "Accounting for Derivative Instruments and Hedging Activities," as amended in Financial Accounting Standard No. 149 ("FAS 149") "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (April 2003). The statement requires the recognition of all derivatives in the statement of financial position and measurement of those instruments at fair values. The gains or losses resulting from changes in the fair value of derivative instruments are recognized in net income or other comprehensive income (see Note 10), depending on the intended use of the derivative and the resulting designation.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine acquisition and/or manufacturing costs for raw materials and goods for resale a weighted average price method is applied. Work in process and finished goods inventories include material, labor, and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized based on the passage of time and historical and projected sales activity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. For financial reporting purposes, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10-50	years
Technical equipment and machines	8-15	years
Other equipment, fixtures and fittings	4-10	years

It is the policy of the Group to capitalize renewals and leasehold improvements and to charge to expense the cost of current maintenance and repairs.

Intangible Assets

Acquired identifiable intangible assets, other than goodwill, which are determined to have a definite useful life, are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in purchase business combinations. To comply with the provisions of Financial Accounting Standard No. 142 ("FAS 142") "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized but instead tested for impairment. The Group evaluates the goodwill using a two-step impairment test approach at the operating segment level at least annually or when events or changes in circumstances indicate that an impairment exists. In the first step, the fair value of the operating segment is compared to its carrying amount including goodwill. The Group determines the fair value of the operating segment by estimating the present value based on future cash flows. If the fair value of the operating segment exceeds the carrying amount, no further tests need to be performed. If the fair value of the operating segment is less than its carrying amount, a second step is performed which compares the fair value of the operating segment's identifiable assets and liabilities with its carrying amount. The fair value of goodwill is determined based upon the excess of the fair value of the operating segment over the net of the fair values of the identifiable assets and liabilities of the operating segment. If the fair value of goodwill is less than its carrying amount, the difference shall be recognized as an impairment loss.

Long-Lived Assets
The Group evaluates long-lived assets, excluding goodwill, in accordance with Financial Accounting Standard No. 144 ("FAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement requires that long-lived assets shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of assets to be held and used is measured by comparing the carrying amount of an asset to the expected undiscounted future cash flows to be generated by the asset. If the expected undiscounted future cash flows are less than the carrying amounts of the assets, then an impairment exists and an impairment loss would be measured and recognized. The impairment loss to be recognized in the Group's financial statements is measured based on the excess of the carrying amount over the asset's fair value. Assets to be disposed of are measured at the lower of carrying amount or fair value less cost to sell. Fair value is determined based on current market value or discounted future cash flows.

Pensions and Other Post-Employment Benefits
The Group accounts for pensions and other post-employment benefits in accordance with Financial Accounting Standard No. 87 ("FAS 87") "Employers' Accounting for Pensions" as amended in Financial Accounting Standard No. 132 ("FAS 132") "Employers' Disclosures about Pensions and Other Postretirement Benefits" (December 2003). The benefit obligations are valued according to the actuarial projected benefit obligation method (Projected Unit Credit Method), including estimated future compensation levels.

Deferred Taxes
The Group accounts for taxes in accordance with Financial Accounting Standard No. 109 ("FAS 109") "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between the financial statement and tax bases of existing assets and liabilities. "Permanent differences" are not included in the calculation of deferred taxes. Under FAS 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision for the period that includes the enactment date.

New Accounting Standards
In December 2003, the Financial Accounting Standards Board issued Financial Accounting Standard No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106" ("FAS 132 (revised 2003)"), which requires additional disclosures regarding plan assets of defined benefit plans and other postretirement plans, obligations, net costs, and cash flows. The statement is effective for financial statements with fiscal years ending after December 15, 2003. For foreign plans these additional disclosures have to be stated in fiscal years ending after June 15, 2004. The Group has adopted the new disclosure requirements (see Note 16).

In November 2004, the Financial Accounting Standards Board issued Financial Accounting Standard No. 151 "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 requires that abnormally high amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversions be based on the normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provision of this Statement shall be applied prospectively.

In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standard No. 152 "Accounting for Real Estate Time-Sharing" ("FAS 152"). FAS 152 amends Financial Accounting Standard No. 66 "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2 "Accounting for Real Estate Time-Sharing Transactions." This Statement also amends FASB Statement No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005.

In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standard No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" ("FAS 153"). FAS 153 amends APB Opinion No. 29, which is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. This opinion granted an exception for non-monetary exchanges of similar productive assets. FAS 153 replaces this exception with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal years beginning after the date this Statement is issued. The provision of this Statement shall be applied prospectively.

In November 2003, the Emerging Issues Task Force ("EITF") ratified a partial consensus on EITF 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FAS 115 "Accounting for Certain Investments in Debt and Equity Securities" and investments accounted for under the cost method or the equity method. Although no consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, the EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. The disclosures required by EITF 03-1 are effective for fiscal years ending after December 15, 2003. The Group has adopted the new disclosure requirements (see Note 10).

In July 2004, the EITF reached a consensus on EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinues the equity method unless required by other applicable guidance. EITF 02-14 is effective as of the beginning of the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, shall be presented as the cumulative effect of a change in accounting principles.

In September 2004, the EITF reached a consensus on EITF 04-1 "Accounting for Preexisting Relationships Between the Parties to a Business Combination." Pursuant to EITF 04-1, a business combination between two parties that have a preexisting relationship shall be accounted for as a multiple element transaction (the business combination and the de facto settlement of the previous relationship). EITF 04-1 also addresses the recognition and measurement of a settlement of a preexisting relationship and whether certain reacquired rights should be recognized as intangible assets, apart from goodwill. EITF 04-1 is effective prospectively for business combinations and goodwill impairment tests completed in reporting periods beginning after October 13, 2004.

In December 2004, the Financial Accounting Standards Board issued Financial Accounting Standard No. 123 (revised 2004) "Share-Based Payment" ("FAS 123 (revised 2004)"). FAS 123 (revised 2004) establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. FAS 123 (revised 2004) applies to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date using a modified version of prospective application. On December 31, 2004 no such awards were negotiated or rendered.

Except for additional disclosure requirements according to FAS 132 (revised 2003) and EITF 03-1 the accounting standards mentioned above did not have an impact on the Group's consolidated financial statements.

(2) Investments in Joint Ventures

At December 31, 2004, the Group holds no investments in joint ventures. Due to an increase in the investment of the joint ventures C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH and VTV Verpackungstechnische Verfahren GmbH (see Note 3), which were accounted for using the proportionate method of consolidation until December 31, 2003, these former joint ventures are fully consolidated as from January 1, 2004, onwards. Under US GAAP, the Group's investments in joint ventures shall be accounted for using the equity method of accounting. However, the differences in accounting treatment between the proportionate and equity methods would not have affected stockholders' equity or net income of the Group.

The following schedules represent the amounts which are recognized in the consolidated financial statements for the year ended December 31, 2003, concerning the Group's joint ventures.

Balance sheet information

(in thousands of EUR)	*December 31, 2003*
Current assets	7,606.8
Non-current assets	3,580.1
Total assets	**11,186.9**
Current liabilities	5,254.7
Non-current liabilities	612.3
Stockholders' equity	5,319.9
Total liabilities and stockholders' equity	**11,186.9**

Statement of income information

(in thousands of EUR)	Year ended December 31, 2003
Total revenues	26,179.4
Operating profit	2,230.9
Net income	**1,868.5**

Statement of cash flows information (in thousands of EUR)	Year ended December 31, 2003
Cash flows from:	
Operating activities	2,943.4
Investing activities	(1,463.5)
Financing activities	(1,711.3)
Net decrease in cash and cash equivalents	(231.4)
Cash and cash equivalents at the beginning of the year	**1,268.6**
Cash and cash equivalents at the end of the year	**1,037.2**

(3) Acquisitions, Dispositions, Liquidations and Formations

The acquisitions were accounted for under the purchase accounting method, therefore all assets acquired and liabilities assumed were recorded at fair value with the excess of the purchase price over the fair value of net assets acquired being capitalized as goodwill. If the fair value of assets acquired and liabilities assumed exceeds the purchase price, the excess is allocated as a pro rata reduction of the non-current assets.

a) Acquisitions, Dispositions, Liquidations and Formations in 2004

Acquisitions

In January 2004, the division MM-Packaging acquired an additional 25 % interest in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH and the subsidiary VTV Verpackungstechnische Verfahren GmbH from PAPIERSCHMIDT Beteiligungsgesellschaft mbH for thous. EUR 6,900.4, increasing its existing interest from 50 % to 75 %. Accordingly, goodwill has been recorded amounting to thous. EUR 1,027.3. The division MM-Packaging has an irrevocable call option for the remaining minority interest of 25 %. The earliest exercise date of this option is January 1, 2007.

Due to the increase in the joint ventures C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH and VTV Verpackungstechnische Verfahren GmbH, which were previously accounted for using the proportionate method of consolidation, these companies are fully consolidated as from January 1, 2004, onwards.

A condensed balance sheet according to US GAAP of the companies acquired as of January 1, 2004, includes the following:

Condensed balance sheet information (in thousands of EUR)	**January 1, 2004**
Current assets	7,304.8
Financial assets	73.9
Property, plant and equipment - net	9,371.6
Intangible assets – net, including goodwill	1,063.0
Total assets	**17,813.3**
Current liabilities	4,829.5
Non-current liabilities	612.3
Deferred income taxes	861.1
Minority interest	4,610.0
Stockholders' equity	6,900.4
Total liabilities and stockholders' equity	**17,813.3**

By the end of May 2004, the division MM-Packaging acquired the folding carton plant of Alcan Packaging Alzira S.A.U., located near Valencia, Spain, through an asset deal for thous. EUR 13,676.1. From June 1, 2004 on, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP of the company acquired as of June 1, 2004, includes the following:

Condensed balance sheet information
(in thousands of EUR)

	June 1, 2004
Current assets	11,329.5
Property, plant and equipment - net	9,353.6
Total assets	**20,683.1**
Current liabilities	7,007.0
Stockholders' equity	13,676.1
Total liabilities and stockholders' equity	**20,683.1**

At the beginning of July 2004, the division MM-Packaging acquired the folding carton business of Poligram Sp.j., located near Warsaw, Poland, through an asset deal for thous. EUR 9,685.8 and has recorded goodwill amounting to thous. EUR 4,151.9. From July 1, 2004 on, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP of the company acquired as of July 1, 2004, includes the following:

Condensed balance sheet information
(in thousands of EUR)

	July 1, 2004
Current assets	2,537.2
Property, plant and equipment - net	5,499.0
Deferred income taxes	898.1
Intangible assets - net, including goodwill	4,173.8
Total assets	**13,108.1**
Current liabilities	1,568.0
Financial liabilities	1,298.0
Obligations under capital leases	532.7
Other long-term liabilities	23.6
Stockholders' equity	9,685.8
Total liabilities and stockholders' equity	**13,108.1**

In August 2004, the division MM-Packaging acquired the folding carton business of the competitor S.C. Rodata S.A., located in Bucharest, Romania, through an asset deal for thous. EUR 1,723.3 and has consequently recorded an intangible asset concerning customer relationships. From August 6, 2004 on, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP as of August 6, 2004, includes the following:

Condensed balance sheet information
(in thousands of EUR)

	August 6, 2004
Current assets	815.8
Property, plant and equipment - net	622.0
Intangible assets - net	380.7
Total assets	**1,818.5**
Deferred income taxes	95.2
Stockholders' equity	1,723.3
Total liabilities and stockholders' equity	**1,818.5**

By the end of September 2004, the division MM-Karton became the majority shareholder of Parek Papierverwertungs Gesellschaft m.b.H. located in Kapfenberg, Austria. The division MM-Karton now holds an interest of 51.45 %, after Joh. Spiehs & Co. GmbH split off its operations located in Graz and transferred the respective assets to Parek Papierverwertungs Gesellschaft m.b.H. The company collects, sorts, and sells recovered paper primarily in Austria. The results of operations have been included in the Group's and divisional consolidated statements of income since October 1, 2004, when the asset transfer to Parek Papierverwertungs Gesellschaft m.b.H. was completed. In this context, a minority interest of thous. EUR 564.9 has been recorded.

At the beginning of October 2004, the division MM-Packaging acquired a 100 % interest in the folding carton producer ZAO Polygraph Center and its subsidiary OOO Multiprint in St. Petersburg, Russia, for thous. EUR 4,620.4. The purchase price may be lowered in the future subject to certain conditions precedent. Accordingly, preliminary goodwill in the amount of thous. EUR 973.3 has been recorded. From October 1, 2004 on, the results of operations have been included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP as of October 1, 2004, includes the following:

Condensed balance sheet information

(in thousands of EUR)	October 1, 2004
Current assets	340.8
Property, plant and equipment - net	4,226.8
Intangible assets - net, including goodwill	973.3
Total assets	**5,540.9**
Current liabilities	289.0
Non-current liabilities	6.4
Deferred income taxes	625.1
Stockholders' equity	4,620.4
Total liabilities and stockholders' equity	**5,540.9**

On January 26, 2005, the division MM-Graphia signed the final agreement effective as of November 30, 2004, concerning the acquisition in April and June 2002 of a 100 % interest in MM Graphia Bielefeld Verwaltungs GmbH (formerly Graphia Gundlach Verwaltungsgesellschaft mbH) and an 88.09 % interest in MM Graphia Bielefeld GmbH & Co. KG (formerly Graphia Hans Gundlach GmbH & Co. Kommanditgesellschaft). Based on this agreement, the purchase price was reduced by thous. EUR 5,810.5 to the final amount of thous. EUR 33,941.0 (2002: preliminary amount thous. EUR 39,751.5). At the same time, the division exercised its option to acquire the remaining minority interest of 11.91 % in MM Graphia Bielefeld GmbH & Co. KG against payment of a purchase price and by assuming bank debt and other liabilities in the total amount of thous. EUR 2,240.0. The preliminary goodwill recorded in 2002 was reduced in the course of these transactions by thous. EUR 6,312.3 to the final amount of thous. EUR 14,129.8.

Dispositions and Liquidations

By the end of November 2004, the division MM-Packaging disposed of its 100 % interest in Schausberger, obaly a tisk, s.r.o., previously operating as a packaging distribution company in the Czech market. By the end of November 2004, the division MM-Graphia completed the liquidation process of Graphia Gundlach Verlags- und Handelsgesellschaft mit beschränkter Haftung.

Formations

In July 2004, the division MM-Graphia formed the company MM-Graphia Trading GmbH, located in Vienna, Austria, for future trading activities.

b) Acquisitions and Formations in 2003

Acquisitions

In 2003, the Group completed the liquidation process concerning the remaining property, plant and equipment of Emil Christ AG, a Swiss cartonboard mill. The sale of these assets resulted in a thous. EUR 1,735.4 loss before taxes, which is included in "Other operating income - net." The remaining net assets were transferred to Karton Deisswil AG, Switzerland. The division MM-Karton acquired a 100 % interest in Emil Christ AG in June 2001 and announced the closure of the mill in August 2001.

In April 2003, the division MM-Karton acquired the remaining 25 % minority interest in Mayr-Melnhof Belgium N.V. for thous. EUR 150.0 and recorded an intangible asset concerning customer relationships.

Formations

In March 2003, the division MM-Karton formed the trading company MM Karton Russia LLC., Russia, and the logistics company MM Lager & Logistik GmbH, Germany. In December 2003, the division MM-Packaging formed the companies Mayr-Melnhof Packaging Iberica SL, Spain, and MM Packaging Polska Sp. z o.o., Poland. In September 2003, the division MM-Graphia formed a property owning company MM Graphia DP, Ukraine.

(4) Other Operating Income - net

(in thousands of EUR)	**Year ended December 31, 2004**	Year ended December 31, 2003
Gains from sale of property, plant and equipment and intangibles - net	1,205.1	474.8
Insurance claims	8,753.1	1,791.7
Rental income	1,630.9	1,755.5
Other income - net	1,182.6	6,624.4
Other operating income - net	**12,771.7**	**10,646.4**

In April 2004, the cartonboard mill Mayr-Melnhof Eerbeek B.V. was damaged by a fire. The insurance compensation amounted to thous. EUR 49,850.0 and covers all costs related to the damages. Thereof, an amount of thous. EUR 8,560.6 is included in the item "Insurance claims." The remaining amount of thous. EUR 41,289.4 was allocated to the corresponding sections of cost of sales, selling and administrative expenses and included in "Other income - net."

In the course of the subsequent restructuring of the Eerbeek site, production was concentrated on the larger of the two board machines and ceased on the smaller unit. In this regard, the Group recorded an impairment charge in the amount of thous. EUR 2,754.6, which is included in "Other income - net."

(5) Other - net

(in thousands of EUR)	**Year ended December 31, 2004**	Year ended December 31, 2003
Foreign currency exchange losses - net	(1,266.2)	(967.7)
Other financial income (losses) - net	12.5	(2,784.2)
Other - net	**(1,253.7)**	**(3,751.9)**

In 2003, the Group recorded a loss of thous. EUR 2,239.1 in "Other financial income (losses) - net" due to an other-than-temporary decrease in the fair value of specific equity securities (see Note 10).

(6) Income Taxes

The components of income before income taxes and minority interests by tax jurisdictions were as follows:

(in thousands of EUR)	**Year ended December 31, 2004**	Year ended December 31, 2003
Income before income taxes and minority interests		
Austria	43,167.9	42,271.2
Non-Austria	105,039.2	90,030.1
Total	**148,207.1**	**132,301.3**

Income tax expense consists of the following:

		Year ended December 31,	
(in thousands of EUR)	**Austria**	**Non-Austria**	**Total**
2004			
Current	16,168.1	30,210.5	46,378.6
Deferred benefit (excluding loss carryforwards)	(4,936.8)	3,777.8	(1,159.0)
Benefits of operating loss carryforwards	44.2	(2,974.8)	(2,930.6)
Total income tax expense	**11,275.5**	**31,013.5**	**42,289.0**
2003			
Current	15,497.4	28,726.6	44,224.0
Deferred benefit (excluding loss carryforwards)	(1,085.8)	(4,883.8)	(5,969.6)
Benefits of operating loss carryforwards	40.2	1,315.4	1,355.6
Total income tax expense	**14,451.8**	**25,158.2**	**39,610.0**

Cash paid for income taxes amounted to thous. EUR 57,865.3 and thous. EUR 62,738.0, in 2004 and 2003, respectively. A reconciliation of the Austrian statutory federal tax rate and effective tax rate is as follows:

(in %)	**December 31, 2004**	December 31, 2003
Expense at statutory Austrian federal tax rate	34.00%	34.00%
Earnings in jurisdictions taxed at rates different from the statutory Austrian federal tax rate	0.95%	1.53%
Non-taxable income - net	(0.23%)	(0.61%)
Valuation allowance and tax restructurings	(3.02%)	(4.24%)
Tax rate changes	(3.69%)	(0.50%)
Other - net	0.52%	(0.24%)
Total	**28.53%**	**29.94%**

The item "Valuation allowance and tax restructurings" includes effects of restructurings due to improvements in the Group's organizational and tax structure. It also includes the use of tax loss carryforwards which were regarded as unrealizable in prior periods and valuation allowances relating to new loss carryforwards. In 2004, the item "Tax rate changes" mainly includes effects due to the decrease of the Austrian corporate tax rate from 34 % to 25 %.

In the financial statements, deferred tax assets and liabilities are netted out according to tax jurisdictions and maturities as follows:

(in thousands of EUR)	**December 31, 2004**	December 31, 2003
Deferred tax assets - current	9,937.4	8,003.9
Deferred tax assets - non-current	5,386.1	4,065.9
Deferred tax liabilities - current	(368.5)	(956.6)
Deferred tax liabilities - non-current	(49,107.3)	(51,562.4)
Net deferred tax liability	**(34,152.3)**	**(40,449.2)**

The tax effects of temporary differences and carryforwards representing deferred tax assets and liabilities as of December 31, 2004 and 2003, were as follows:

(in thousands of EUR)	**December 31, 2004**	December 31, 2003
Intangible assets	8,007.9	6,276.1
Inventories	1,983.6	2,138.7
Benefit plans and other provisions	5,687.8	5,127.9
Operating loss carryforwards	11,596.3	9,860.4
Other	2,234.0	2,756.0
Gross deferred tax assets	**29,509.6**	**26,159.1**
Valuation allowance	(7,580.1)	(8,938.3)
Deferred tax assets - net	**21,929.5**	**17,220.8**
Property, plant and equipment	(26,231.2)	(24,724.0)
Loans receivable and investments	(29,763.5)	(32,752.2)
Other	(87.1)	(193.8)
Deferred tax liabilities	**(56,081.8)**	**(57,670.0)**
Net deferred tax liability	**(34,152.3)**	**(40,449.2)**

The Group has tax loss carryforwards available to reduce future taxable income of certain subsidiaries. At December 31, 2004, the Group has corporate tax loss carryforwards of thous. EUR 31,128.0 (2003: thous. EUR 27,574.8), which must be utilized within the next six (2003: seven) years, and thous. EUR 16,418.8 (2003: thous. EUR 8,288.9), which can be utilized over an indefinite period. Additionally, at December 31, 2004, the Group has trade tax loss carryforwards of thous. EUR 9,099.2 (2003: thous. EUR 15,657.0) available in Germany, which can be utilized over an indefinite period.

At December 31, 2004, the Group believes that certain corporate and trade tax loss carryforwards will be utilized and recorded a deferred tax asset of thous. EUR 4,066.9 (2003: thous. EUR 1,131.1). In other subsidiaries with operating loss carryforwards, cumulative losses were incurred during the past three years; the Group believes it is more likely that these deferred tax assets will not be realized. Accordingly, valuation allowances amounting to thous. EUR 7,529.4 and thous. EUR 8,729.3 have been provided for the deferred tax assets relating to these carryforwards at December 31, 2004 and 2003, respectively.

In 2004, the Group further optimized its tax structure and consumed corporate and trade tax loss carryforwards amounting to thous. EUR 823.6 and thous. EUR 6,685.4 for which a valuation allowance for the deferred tax assets relating to these carryforwards was recorded in previous periods. In 2003, the Group used similar corporate and trade tax loss carryforwards amounting to thous. EUR 11,621.9 and thous. EUR 359.3, respectively.

At December 31, 2004 and 2003, no deferred taxes have been provided on the undistributed earnings of the Company's subsidiaries. Under current tax jurisdictions within the Group and existing tax treaties, these earnings can be remitted to Mayr-Melnhof Karton AG with little or no additional tax.

(7) Trade Accounts Receivable

(in thousands of EUR)	December 31, 2004	December 31, 2003
Trade accounts receivable	158,037.0	149,061.0
Total	**158,037.0**	**149,061.0**
Allowance for doubtful accounts	(2,116.6)	(2,650.0)
Trade accounts receivable - net	**155,920.4**	**146,411.0**

(8) Inventories

(in thousands of EUR)	December 31, 2004	December 31, 2003
Raw materials and manufacturing and operating supplies	82,715.8	71,508.9
Work in process	15,121.4	15,550.1
Finished goods and goods for resale	86,262.9	85,399.1
Total	**184,100.1**	**172,458.1**
Inventory allowance	(14,669.4)	(12,305.0)
Inventories – net	**169,430.7**	**160,153.1**

(9) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

(in thousands of EUR)	December 31, 2004	December 31, 2003
VAT and other tax receivables	31,499.5	32,720.5
Receivables from affiliated companies	256.5	423.0
Other	12,240.2	13,822.2
Prepaid expenses and other current assets	**43,996.2**	**46,965.7**

(10) Financial Instruments

The Group's financial instruments include cash, marketable securities, accounts receivable, short-term and long-term borrowings, accounts payable, and accrued liabilities. At December 31, 2004 and 2003, the carrying amounts of these instruments almost equaled their fair values. Marketable securities include investments in debt and equity securities, which can be categorized as either trading, available-for-sale or held-to-maturity. At December 31, 2004 and 2003, the Group held only available-for-sale securities.

Available-for-sale Securities

These securities are carried at estimated fair values, which are based on quoted market prices.

Unrealized gains and losses, net of deferred income taxes, are reported as a component of accumulated other comprehensive income. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in "Other financial income (losses) - net." Realized gains and losses and declines in value assessed to be other than temporary on available-for-sale securities are *included in "Other financial income (losses) - net" (see Note 5).*

The Group had a strategic investment in a company that was carried at cost because the Group owned less than 20 % of the total equity and had no significant influence or control over operations. At December 31, 2001, the Group revaluated the investment and determined that the investment should be classified as available-for-sale. In 2003, the Group recorded a loss of thous. EUR 2,239.1 in "Other financial income (losses) - net" due to an other-than-temporary decrease in the fair value of the equity securities.

As of December 31, 2004, there are no indications of a permanent decline in the value of available-for-sale securities.

Aggregate cost, fair values, and gross accumulated unrealized gains and losses by type of securities are as follows:

	December 31, 2004				December 31, 2003			
		Estimated	Accumulated unrealized			Estimated	Accumulated unrealized	
(in thousands of EUR)	Cost	fair value	Gain	Loss	Cost	fair value	Gain	Loss
Corporate bonds	10,000.3	10,000.3	485.3	(485.3)	9,993.2	9,863.2	355.3	(485.3)
Mortgage backed debt securities	23.2	24.5	1.3	0.0	22.8	24.1	1.3	0.0
Debt based mutual funds	61,335.9	63,477.9	4,629.5	(2,487.5)	60,426.3	62,440.9	4,490.8	(2,476.2)
Equity securities	933.4	1,050.1	120.8	(4.1)	3,353.7	3,787.7	434.0	0.0
Total	**72,292.8**	**74,552.8**	**5,236.9**	**(2,976.9)**	**73,796.0**	**76,115.9**	**5,281.4**	**(2,961.5)**

At December 31, 2004 and 2003, these securities were included in the balance sheet under "Investments and long-term financial assets."

The estimated fair values of debt securities according to their contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

(in thousands of EUR)	December 31, 2004
Available-for-sale:	
Due within one year	0.0
Due after one year through five years	21.1
Due after five years through ten years	10,003.7
Due after ten years	0.0

Gross realized gains and losses from sales of available-for-sale securities using the specific identification method are included in "Other financial income (losses) - net." Proceeds from sales of available-for-sale securities were thous. EUR 2,471.7 for the year ended December 31, 2004 (2003: thous. EUR 21,541.9). Gross realized gains and gross realized losses amounted to thous. EUR 81.8 and thous. EUR 30.4, respectively, for the year ended December 31, 2004 (2003: thous. EUR 187.6 and thous. EUR 423.5, respectively).

Derivative Financial Instruments

The Group's international scope of operations exposes the Group to several risks, which mainly include foreign exchange rate and interest rate risks. The Group has derivative instruments to mitigate or eliminate many of these exposures.

The risk of loss to the Group in the event of nonperformance by any counterparty under the derivative instruments is not significant. All counterparties are reputable international financial institutions with whom the Group conducts business on a regular basis. The Group believes any risk related to default by a counterparty is remote.

Short term risks associated with fluctuations in foreign exchange rates are managed solely with foreign exchange forward and option contracts. The Group seeks to mitigate interest rate risks by entering into swap agreements.

Derivative financial instruments are valued at the amounts by which the contracts could be settled. The fair value of foreign exchange forward contracts are based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related charges or discounts for the respective remaining term of the contract and compared with the contracted forward rate. The fair values of currency options are determined by using generally accepted models to calculate the option prices. Interest rate and commodity swap agreements are valued at fair values, which are estimated by discounting the anticipated future cash flows. As of December 31, 2004, the derivatives' carrying values equal the fair values.

Foreign currency and option contracts are principally used to protect the Group against fluctuations with the British Pound and the Swiss Franc. The changes in fair values of these derivatives are recognized in "Foreign currency exchange losses - net" (see Note 5).

The Group has interest rate swap agreements in order to convert fixed rate debt to floating rate debt (fair value hedge). The change in fair value of these underlying hedged items is effectively offset by the derivatives and no effect on the Group's net income is recognized.

From 2003 onwards, the Group uses a three year commodity swap agreement to hedge the risks from changes in future cash flows concerning certain planned commodity purchases (recovered paper). The amounts recorded in the Group's consolidated financial statements as well as the volume of the swap agreement are insignificant. The Group applies cash flow hedge accounting for the commodity swap and recognizes the changes in fair value in accumulated other comprehensive income as a separate component of stockholders' equity. In 2004, the hedge covered most of the risk derived from index related price fluctuations of the hedged item with only immaterial hedge ineffectiveness remaining.

In 2004, the net fair value of the derivative financial instruments amounts to a net asset of thous. EUR 1,211.9 (2003: thous. EUR 951.1) and is recorded on the consolidated balance sheet under prepaid expenses and other current assets in the amount of thous. EUR 2,196.4 (2003: thous. EUR 1,283.9), as well as under accrued expenses and other liabilities in the amount of thous. EUR 984.5 (2003: thous. EUR 332.8).

(11) Fixed Assets Schedule

		Acquisition or Manufacturing Costs							
(in thousands of EUR)	Note	Balance at January 1, **2004**	Effect of Exchange Rate Changes **2004**	Acquisitions / Disposals of businesses **2004**	Additions **2004**	Disposals **2004**	Reclassifi-cations **2004**	Other [1] **2004**	Balance at December 31, **2004**
Investments in unconsolidated subsidiaries, at cost or fair value as appropriate		201.1	0.0	0.0	35.0	0.0	(14.0)	0.0	222.1
Investments in associated companies, at equity		8,775.4	0.0	0.0	0.0	0.0	(218.0)	1,897.5	10,454.9
Other investments, at cost or fair value as appropriate		1,738.4	(11.9)	1.3	0.0	0.0	0.0	0.0	1,727.8
Available-for-sale securities (non-current)	(10)	73,796.8	0.0	39.2	878.1	(2,420.5)	0.0	0.0	72,293.6
Loans to third parties		1,824.2	0.2	0.0	0.3	(305.6)	0.0	0.0	1,519.1
Other long-term financial assets		4,456.1	0.0	74.8	1,750.5	(234.6)	0.0	0.0	6,046.8
Investments and long-term financial assets		**90,792.0**	**(11.7)**	**115.3**	**2,663.9**	**(2,960.7)**	**(232.0)**	**1,897.5**	**92,264.3**
Land, similar land rights and buildings	(15)	353,550.0	(91.2)	10,284.8	8,642.9	(4,769.9)	3,106.9	0.0	370,723.5
Technical equipment and machines	(15)	1,097,174.5	(231.1)	27,780.1	47,998.9	(40,800.5)	30,301.0	0.0	1,162,222.9
Other equipment, fixtures and fittings	(15)	111,092.4	(24.9)	2,834.6	7,915.8	(8,795.2)	1,236.1	0.0	114,258.8
Payments on account and construction in progress		28,632.4	58.4	73.7	31,377.1	(347.4)	(34,734.0)	0.0	25,060.2
Property, plant and equipment		**1,590,449.3**	**(288.8)**	**40,973.2**	**95,934.7**	**(54,713.0)**	**(90.0)**	**0.0**	**1,672,265.4**
Concessions, licenses and similar rights, and payments on account		48,667.6	202.1	639.7	695.4	(303.4)	58.5	0.0	49,959.9
Goodwill		39,985.2	415.2	(57.3)	0.0	0.0	0.0	0.0	40,343.1
Pension intangible	(16)	2,621.4	0.0	0.0	0.0	0.0	0.0	(1,517.9)	1,103.5
Intangible assets		**91,274.2**	**617.3**	**582.4**	**695.4**	**(303.4)**	**58.5**	**(1,517.9)**	**91,406.5**
Total fixed assets		**1,772,515.5**	**316.8**	**41,670.9**	**99,294.0**	**(57,977.1)**	**(263.5)**	**379.6**	**1,855,936.2**

[1] The "Other" column includes changes related to pension intangible, available-for-sale securities and investments.

Depreciation / Amortization								Book value	
Balance at January 1, 2004	Effect of Exchange Rate Changes 2004	Acquisitions / Disposals of businesses 2004	Disposals 2004	Reclassifi-cations 2004	Depreciation and amortization for the year 2004	Other [1] 2004	Balance at December 31, 2004	Balance at December 31, 2004	Balance at January 1, 2004
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	222.1	201.1
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10,454.9	8,775.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,727.8	1,738.4
(2,319.1)	0.0	11.3	317.3	0.0	0.0	(268.7)	(2,259.2)	74,552.8	76,115.9
2.3	0.0	0.0	0.0	0.0	(0.7)	0.0	1.6	1,517.5	1,821.9
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6,046.8	4,456.1
(2,316.8)	**0.0**	**11.3**	**317.3**	**0.0**	**(0.7)**	**(268.7)**	**(2,257.6)**	**94,521.9**	**93,108.8**
174,750.7	24.4	571.9	(4,697.7)	1,050.5	9,386.1	0.0	181,085.9	189,637.6	178,799.3
829,587.4	(587.9)	8,180.7	(40,416.5)	(1,594.2)	71,666.6	0.0	866,836.1	295,386.8	267,587.1
85,858.3	(11.3)	1,806.8	(8,363.1)	543.6	8,629.6	0.0	88,463.9	25,794.9	25,234.1
0.0	0.0	(0.1)	(313.1)	0.0	314.9	0.0	1.7	25,058.5	28,632.4
1,090,196.4	**(574.8)**	**10,559.3**	**(53,790.4)**	**(0.1)**	**89,997.2**	**0.0**	**1,136,387.6**	**535,877.8**	**500,252.9**
42,199.7	169.5	201.4	(303.2)	0.0	4,090.7	0.0	46,358.1	3,601.8	6,467.9
9,036.2	(87.3)	97.5	0.0	0.0	0.0	0.0	9,046.4	31,296.7	30,949.0
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,103.5	2,621.4
51,235.9	**82.2**	**298.9**	**(303.2)**	**0.0**	**4,090.7**	**0.0**	**55,404.5**	**36,002.0**	**40,038.3**
1,139,115.5	**(492.6)**	**10,869.5**	**(53,776.3)**	**(0.1)**	**94,087.2**	**(268.7)**	**1,189,534.5**	**666,401.7**	**633,400.0**

The net reduction of goodwill in the column "Acquisition/Disposals of business" of thous. EUR 57.3 results from an increase of thous. EUR 6,255.0 due to acquisitions and a decrease of thous. EUR 6,312.3 because of a final purchase agreement (see note 3).

Due to evaluation processes in accordance with FAS 144 the Group recorded an impairment charge amounting to thous. EUR 5,695.0 in 2004 for fixed assets.

(12) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

(in thousands of EUR)	December 31, 2004	December 31, 2003
Product return and warranty costs	2,438.1	2,172.0
Customer bonuses	10,164.2	7,711.1
Personnel and social costs	43,172.3	41,453.5
Tax liabilities	15,080.4	17,412.1
Other liabilities	15,353.4	25,279.5
Other accrued expenses	42,980.3	35,357.9
Accrued expenses and other liabilities	**129,188.7**	**129,386.1**

(13) Short-term Borrowings and Credit Arrangements

At December 31, 2004 and 2003, the Group had short-term credit facilities available in the amount of thous. EUR 45,704.6 and thous. EUR 40,108.0, respectively. At December 31, 2004 and 2003, the outstanding amounts were thous. EUR 10,222.9 and thous. EUR 8,951.7, respectively. The weighted average interest rate on these borrowings was 4.61 % and 6.45 % for the years ended December 31, 2004 and 2003, respectively. These facilities, which mainly relate to Eastern European companies, are subject to normal banking terms and conditions.

(14) Long-term Debt

A summary of long-term debt is as follows:

(in thousands of EUR)	December 31, 2004	December 31, 2003
2.446% EUR bank loan due 2005-2008	23,519.4	29,399.3
1.762% EUR bank loan due 2005-2009	21,396.1	0.0
1.875% EUR bank loan due 2005	21,002.4	21,002.4
1.163% EUR bank loan due 2005-2007	16,698.8	17,237.9
1.673% EUR bank loan due 2005-2009	11,207.5	0.0
2.745% EUR bank loan due 2006-2009	10,000.0	0.0
2.325% EUR bank loan due 2005	8,357.4	8,357.3
2.745% EUR bank loan due 2006-2009	7,900.0	0.0
2.446% EUR bank loan due 2005-2007	7,563.0	10,084.0
4.750% EUR bank loan due 2005-2009	3,746.9	4,579.5
1.875% EUR bank loan due 2005	3,343.0	3,343.0
1.775% EUR bank loan due 2005	2,900.0	2,900.0
2.446% EUR bank loan due 2005-2006	2,045.2	3,408.6
2.446% EUR bank loan due 2005-2008	2,395.4	2,994.3
1.875% EUR bank loan due 2005	2,616.3	2,616.2
2.446% EUR bank loan due 2005-2009	2,091.7	2,510.0
4.500% EUR bank loan due 2005-2009	1,873.3	2,289.6
2.250% EUR bank loan due 2005-2007	1,472.1	1,943.4
2.581% EUR bank loan due 2005-2009	0.0	7,800.0
4.125% GBP bank loan due 2005-2006	0.0	7,448.9
2.901% EUR bank loan due 2005	0.0	5,112.7
Other	8,018.0	7,323.4
Total	**158,146.5**	**140,350.5**
Less current portion of long-term debt	63,232.0	59,660.0
Long-term debt	**94,914.5**	**80,690.5**

In 2004 the weighted average interest rate for long term bank loans was 2.275 %.

Aggregate amounts of long-term debt maturing in each of the next five years and thereafter are as follows:

(in thousands of EUR)	2005	2006	2007	2008	2009	Thereafter
Long-term debt:	63,232.0	19,955.1	26,865.5	9,593.9	37,007.5	1,492.5

At December 31, 2004 and 2003, the Group classified short-term revolving bank debt of thous. EUR 38,219.1 and thous. EUR 38,219.1 as long-term debt, respectively. The Group has the intent and ability to refinance these obligations on a long-term basis. Of the long-term bank debt, thous. EUR 37,458.6 and thous. EUR 52,427.2 were secured by mortgages at December 31, 2004 and 2003. The carrying value of the assets pledged as collateral totaled thous. EUR 39,134.2 and thous. EUR 65,300.8 at December 31, 2004 and 2003.

At December 31, 2004 and 2003, the Group had unused long-term financing arrangements available of thous. EUR 250,000.0 and thous. EUR 265,000.0, respectively. Compensating balances and commitment fees are not significant to the Group.

Cash paid for interest totaled thous. EUR 6,390.4 and thous. EUR 7,646.8 for the years ended December 31, 2004 and 2003.

(15) Leases

The Group is a lessee of property, plant and equipment. At December 31, 2004, future minimum annual rental commitments under non-redeemable lease obligations were as follows:

Lease payments with interest due in: (in thousands of EUR)	Capital leases December 31, 2004	Operating leases and rental payments December 31, 2004
Year ending December 31, :		
2005	8,439.7	7,846.2
2006	4,097.6	6,942.2
2007	585.3	5,692.6
2008	11.8	5,356.6
2009	35.5	4,887.1
Thereafter	0.0	17,879.8
Total minimum lease payments	**13,169.9**	**48,604.5**
Less amount representing interest	1,154.4	
Present value of minimum lease payments	**12,015.5**	
Less current maturities of capital lease obligations	7,540.9	
Capital lease obligation long-term	**4,474.6**	

The increase in capital lease payments in 2005 occurs only if an option to purchase technical equipment and machines will be exercised.

The Group leases certain manufacturing facilities, technical machinery, and other equipment. Property, plant and equipment include the following amounts under capitalized leases:

(in thousands of EUR)	**December 31, 2004**	December 31, 2003
Buildings	2,510.9	2,510.9
Technical equipment and machines	26,551.8	30,790.2
Other equipment, fixtures and fittings	116.9	116.9
Total	**29,179.6**	**33,418.0**
Accumulated depreciation	(17,625.2)	(17,749.4)
Net book value	**11,554.4**	**15,668.6**

Rental expense relating to operating leases was thous. EUR 7.593,3 and thous. EUR 6,767.6 for the years ended December 31, 2004 and 2003, respectively.

(16) Pensions and Other Post-Employment Benefits

Substantially, all of the Group's employees are covered by government-sponsored pension and welfare programs. Under the terms of these programs, the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides certain employees additional retirement benefits through the sponsorship of defined contribution plans and defined benefit plans. Benefits under the defined benefit plans are primarily based on years of service and the employee's average compensation over the last five years of employment. Contributions to the defined contribution plans amounted to thous. EUR 1,260.1 and thous. EUR 1,018.3 for the years ended December 31, 2004 and 2003, respectively. In addition, employees of the Group's Austrian subsidiaries are entitled to severance payments, which are recognized as other benefits. These severance payments are granted to employees if terminated by the Group or upon retirement in a lump sum payment. The amount of severance payments is based on years of service and salary.

On January 1, 2003, a new law concerning severance payments has come into effect in Austria. The Group's Austrian subsidiaries have to make contributions to defined contribution plans for newly hired employees. Under certain conditions, the existing other benefit obligations in Austria can be transferred to this defined contribution plan.

In August 2003 a new law concerning pension regulations was passed in Austria. These new regulations will raise, in stages, the regular retirement age to 60 for women and to 65 for men.

The components of the net periodic pension costs were as follows:

Pension Benefits

	Year ended December 31, 2004		Year ended December 31, 2003	
(in thousands of EUR)	**Pensions Austria**	**Pensions Non-Austria**	Pensions Austria	Pensions Non-Austria
Service cost	311.8	2,667.8	350.2	2,343.6
Interest cost	513.4	7,017.4	497.4	6,664.3
Expected return on plan assets	0.0	(5,521.9)	0.0	(5,082.4)
Amortization of transition assets and obligations	0.0	0.0	23.9	(465.8)
Recognized actuarial losses (gains) - net	74.6	(105.7)	134.1	12.1
Recognized prior service cost	0.0	1,807.9	0.0	205.4
Settlement and curtailment	0.0	863.5	0.0	266.2
Net periodic pension cost	**899.8**	**6,729.0**	**1,005.6**	**3,943.4**

The components of the net periodic other benefit costs were as follows:

Other Benefits (in thousands of EUR)	**Year ended December 31, 2004 Austria**	Year ended December 31, 2003 Austria
Service cost	1,018.8	1,109.7
Interest cost	765.6	844.2
Amortization of transition assets and obligations	0.0	(125.0)
Recognized actuarial losses - net	12.1	30.8
Settlement and curtailment	0.0	48.2
Net periodic other benefit cost	**1,796.5**	**1,907.9**

The following table presents the changes in projected benefit obligations and in the plan assets as of December 31, 2004 and 2003.

Changes in Projected benefit obligations

	December 31, 2004			December 31, 2003		
(in thousands of EUR)	**Pensions Austria**	**Pensions Non-Austria**	**Other benefits Austria**	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Projected benefit obligations at beginning of year	**9,985.0**	**149,895.2**	**15,101.4**	**9,218.0**	**141,054.2**	**15,904.6**
Service cost	311.8	2,667.8	1,018.8	350.2	2,343.6	1,109.7
Interest cost	513.4	7,017.4	765.6	497.4	6,664.3	844.2
Plan participants contributions	0.0	871.3	0.0	0.0	877.1	0.0
Actuarial losses (gains) - net [1]	309.5	6,403.2	1,698.0	297.6	8,175.1	(1,290.7)
Acquisitions of businesses and other	0.0	547.7	142.3	0.0	0.0	33.3
Benefits paid	(398.4)	(6,538.2)	(1,830.3)	(378.2)	(6,959.9)	(1,440.6)
Plan amendments	0.0	0.0	0.0	0.0	3,149.3	0.0
Settlement, curtailment and other changes	0.0	(174.9)	0.0	0.0	240.4	(59.1)
Foreign currency exchange rate changes	0.0	569.0	0.0	0.0	(5,648.9)	0.0
Projected benefit obligations at end of year	**10,721.3**	**161,258.5**	**16,895.8**	**9,985.0**	**149,895.2**	**15,101.4**

[1] including the effect of the pension regulations revision in 2003 in Austria under "Other benefits Austria"

Changes in Plan assets

	December 31, 2004			December 31, 2003		
(in thousands of EUR)	**Pensions Austria**	**Pensions Non-Austria**	**Other benefits Austria**	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Fair value of plan assets at beginning of year	**0.0**	**117,873.0**	**0.0**	**0.0**	**115,833.6**	**0.0**
Actual return on plan assets	0.0	11,523.7	0.0	0.0	9,122.4	0.0
Employer contributions	0.0	4,840.1	0.0	0.0	3,674.5	0.0
Plan participants contributions	0.0	871.3	0.0	0.0	877.1	0.0
Benefits paid	0.0	(4,428.4)	0.0	0.0	(4,894.3)	0.0
Settlement and other changes	0.0	0.0	0.0	0.0	0.0	0.0
Foreign currency exchange rate changes	0.0	651.8	0.0	0.0	(6,740.3)	0.0
Fair value of plan assets at end of year	**0.0**	**131,331.5**	**0.0**	**0.0**	**117,873.0**	**0.0**

The Group's defined pension benefit and other benefit plans in the United Kingdom, Switzerland, and the Netherlands, are funded. At December 31, 2004, the respective plan assets were invested in diversified portfolios that consisted primarily of debt securities. All pension plan assets are dedicated to benefit obligations. The pension plan asset portfolio structure on the valuation dates at December 31, 2004 and 2003 and the targeted portfolio structure for 2005 are the following:

Asset allocation for the Plan assets

(in %)	Target Portfolio 2005	December 31, 2004	December 31, 2003
Equity securities	10-20%	11%	11%
Debt securities	50-70%	62%	61%
Real Estate	5-20%	16%	15%
Other	5-15%	11%	13%

The long term investment strategy for the pension funds is based, among other things, on the total obligations, the maturity of the pension payments and the local minimum requirements on the plan assets. The target portfolio structure was determined based on the analysis of the current investment strategy and the market situation. It is reviewed and checked on a regular basis against market developments and, if necessary, adjusted. Current investments are mainly in selected government and corporate bonds with strong credit ratings as well as in selected stocks. The estimated rate of return is based on the actual long term portfolio income achieved and also on the projected rate of return of the securities included in the portfolio.

The employer contribution to the pension fund for 2005 is expected to be thous. EUR 1,849.0.

In all other countries, except for the United Kingdom, Switzerland and the Netherlands, the Group maintains accruals in order to cover future defined benefit and severance payments. In accordance with local income tax laws, such obligations under Austrian plans are partially secured by Group assets totaling thous. EUR 10,396.6 and thous. EUR 10,221.5 at December 31, 2004 and 2003 respectively. These assets are classified as available-for-sale securities. Since these assets are not segregated or restricted, they are not classified as plan assets.

The Group's projected benefit obligations, accumulated benefit obligations, and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

(in thousands of EUR)	December 31, 2004	December 31, 2003
Projected benefit obligations	83,670.6	52,820.5
Accumulated benefit obligations	79,408.1	48,687.5
Plan assets	29,195.8	0.0

At December 31, 2004 and 2003, the total accumulated benefit obligations for all Group's pension plans amounted to thous. EUR 159,779.4 and thous. EUR 147,183.0, respectively.

The accrued pension and other benefit costs recognized in the consolidated balance sheet are as follows:

	December 31, 2004			December 31, 2003		
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Funded status	**10,721.3**	**29,927.0**	**16,895.8**	**9,985.0**	**32,022.2**	**15,101.4**
Unrecognized actuarial losses - net	(1,194.8)	(8,674.8)	(2,115.5)	(959.9)	(9,272.0)	(429.6)
Unrecognized prior service cost	0.0	(3,601.0)	0.0	0.0	(5,408.9)	0.0
Net liability recognized	**9,526.5**	**17,651.2**	**14,780.3**	**9,025.1**	**17,341.3**	**14,671.8**
Amounts recognized in the consolidated balance sheets consist of:						
Prepaid pension cost	0.0	(15,821.1)	0.0	0.0	(19,226.4)	0.0
Other long-term liabilities	10,524.2	42,409.4	14,930.6	9,985.1	41,690.8	14,826.2
Pension intangible	0.0	(1,103.5)	0.0	0.0	(2,621.4)	0.0
Accumulated other comprehensive income	(997.7)	(7,833.6)	(150.3)	(960.0)	(2,501.7)	(154.4)
Net liability recognized	**9,526.5**	**17,651.2**	**14,780.3**	**9,025.1**	**17,341.3**	**14,671.8**

The measurement date for the Group's pension and other benefit obligations is on December 31 of every year. The relevant date for the Group's net periodic pension and other benefit costs is on January 1 of every year.

The actuarial assumptions used in calculating the values for the pension plan and other benefit obligations were as follows:

Weighted average assumptions

	December 31, 2004			December 31, 2003		
(in %)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Discount rate	5.0%	4.6%	5.0%	5.3%	4.7%	5.3%
Rate of compensation increase	2.5%	1.8%	2.5%	2.5%	1.9%	2.5%

The actuarial assumptions used in calculating net periodic pension and other benefit costs were as follows:

Weighted average assumptions

	December 31, 2004			December 31, 2003		
(in %)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Discount rate	5.3%	4.7%	5.3%	5.5%	4.9%	5.5%
Expected return on plan assets	-	4.6%	-	-	4.6%	-
Rate of compensation increase	2.5%	1.9%	2.5%	2.5%	2.4%	2.5%

In 2004, the pension and other benefit payments amounted to thous. EUR 6,936.6 (2003: thous. EUR 7,338.1) and thous. EUR 1,830.3 (2003: thous. 1,440.6), respectively. Over the next ten years the estimated future benefits to be paid by the Group's defined pension and other benefit plans are as follows:

(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Year ending December 31, :			
2005	572.7	7,117.0	591.2
2006	606.5	7,359.6	239.2
2007	616.1	6,630.4	604.6
2008	625.8	7,596.3	691.7
2009	635.3	7,914.5	633.1
2010-2014	3,539.2	40,932.3	6,014.0

(17) Stock Options

The Group's stock option plan, awarded to the members of the board, was completed in 2003. On June 17, 2003, the remaining issued and exercisable 50,000 options were exercised at a price of EUR 20.25 per share as a cash payment by the holder of the stock options. The Group recorded an additional compensation expense of thous. EUR 151.0 for awards paid in cash related to the options exercised. Accordingly, the total payment amounted to thous. EUR 1,049.0. In addition, an amount of thous. EUR 36.3 was paid to the option holder for reimbursement of the exercise price paid in prior years.

As of December 31, 2004 and 2003 respectively, no more exercisable or outstanding options exist.

	Year ended December 31, 2003	
	Options	Weighted Average Exercise Price [1]
Issued on January 1,	**50,000**	**53.78**
Granted	0	-
Exercised	50,000	-
Cash settlement	0	-
Forfeited	0	-
Issued on December 31,	**0**	
Exercisable on December 31,	0	
Shares available on December 31 for options that may be granted	975,848	

[1] The exercise price ranges from EUR 52.32 to EUR 55.23 based upon the passage of time. Weighted average exercise price assumed options exercised prior to December 31, 2003.

(18) Stockholders' Equity

a) Capital Stock/Treasury Stock

From 2000 to 2003, the shareholders approved several plans to repurchase up to 10 % of the Group's capital stock. These repurchase programs were terminated according to schedule. On May 18, 2004, a new share repurchase program was approved by the shareholders. This new resolution authorizes the Group to buy back shares until November 18, 2005.

In January 2003, the Group provided 57,000 shares (0.5 % of issued shares) of its treasury stock to settle an outstanding portion of the purchase price for an acquisition in the financial year 2002. In 2004, the Group did not repurchase any shares of its treasury stock.

Treasury stock is accounted for under the cost method and shown as a deduction from stockholders' equity (see Consolidated Statements of Changes in Stockholders' Equity).

At December 31, 2004 the details of the Group's treasury stock are as follows:

Number of shares acquired	Share of common stock (in thousands of EUR)	Share of common stock in (%)
975,848	7,094.4	8.13207%

b) Dividend

Under Austrian corporation law ("Aktiengesetz"), the amount of dividends available for distribution to shareholders is based upon the unappropriated retained earnings of Mayr-Melnhof Karton AG (parent company only), determined in accordance with the Austrian Commercial Code ("Handelsgesetzbuch"). At December 31, 2004, the distributable unappropriated retained earnings totaled thous. EUR 43,627.6 (2003: thous. EUR 40,204.8).

(in thousands of EUR)	2004	2003
Unappropriated retained earnings at January 1,	**40,204.8**	**34,583.9**
Net income of Mayr-Melnhof Karton AG (parent company only), for the year ended December 31,	43,627.6	27,669.2
Changes in reserves	(15,951.7)	0.0
Dividends paid	(24,253.1)	(22,048.3)
Unappropriated retained earnings at December 31,	**43,627.6**	**40,204.8**

For the year ended December 31, 2004, Mayr-Melnhof Karton AG has proposed a dividend of EUR 2.40 (2003: EUR 2.20) per voting share currently totaling thous. EUR 26,458.0 (2003: thous. EUR 24,253.1). In addition, an anniversary bonus of EUR 1.50 per voting share (2003: EUR 0.00) currently totaling thous. EUR 16,536.2 (2003: thous. EUR 0.00) was proposed.

c) Comprehensive Income

A summary of components of other comprehensive income (loss) for the years ended December 31, 2004 and 2003, is as follows:

	Year ended December 31, 2004			Year ended December 31, 2003		
(in thousands of EUR)	**Pretax**	**Income Tax**	**Net**	Pretax	Income Tax	Net
Unrealized gains (losses) on available-for-sale securities - net	(64.7)	105.6	**40.9**	2,770.7	(6.4)	**2,764.3**
Minimum pension liability	(5,544.4)	1,601.3	**(3,943.1)**	576.2	(187.4)	**388.8**
Derivatives	95.3	(49.0)	**46.3**	(280.1)	95.2	**(184.9)**
Gains (losses) on intercompany foreign currency transactions of long-term investment nature - net	293.8	0.0	**293.8**	(1,053.7)	0.0	**(1,053.7)**
Foreign currency translation adjustment	751.1	0.0	**751.1**	(8,660.3)	0.0	**(8,660.3)**
Total	**(4,468.9)**	**1,657.9**	**(2,811.0)**	**(6,647.2)**	**(98.6)**	**(6,745.8)**

(19) Operating Assets and Liabilities

The net change in operating assets and liabilities includes the following:

(in thousands of EUR)	**Year ended December 31, 2004**	Year ended December 31, 2003
Trade accounts receivable	3,558.3	3,735.5
Inventories	(1,848.8)	(10,530.1)
Other long-term assets	1,233.3	(5,930.1)
Prepaid expenses and other current assets	3,165.4	5,977.1
Trade liabilities	14,083.5	2,734.1
Accrued expenses and other liabilities	1,792.0	(2,870.6)
Deferred income	4,602.1	2,871.1
Provisions for income taxes	(14,078.4)	(15,666.5)
Other long-term liabilities	630.7	6,588.3
Total	**13,138.1**	**(13,091.2)**

(20) Commitments and Contingent Liabilities

The Group is subject to various claims and legal proceedings that arise in the ordinary course of business. Based on all of the facts available to management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the results of its operations, financial position, or liquidity; although no assurances can be given with respect to the outcome of such claims or litigation.

On May 25, 2004 the Austrian Federal Competition Authority conducted, on behalf of the German competition authorities, an investigation in Vienna regarding the purchase of recovered paper in Germany. There were no indications that Mayr-Melnhof violated German antitrust laws.

The Group is also subject to various environmental laws and regulations in the countries in which it operates. Expenditures for environmental matters, which relate to existing conditions caused by past operations and have no significant future benefit, are expensed. The Group records an accrual for environmental matters when a loss is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by management. It is possible that the final resolution of some of these matters may require the Group to make expenditures in excess of amounts currently provided, however, management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2004 and 2003.

Commitments and contingencies contain guarantees with contractual values totaling thous. EUR 1,230.4 and thous. EUR 1,556.3 at December 31, 2004 and 2003, respectively.

At December 31, 2004, purchase obligations of fixed assets concerning planned capital expenditures maturing within one year amount to approximately thous. EUR 14,086.9 (December 31, 2003: thous. EUR 7,898.2).

(21) Subsequent Events

From January 1, 2005 onwards, the previous separately operated segments MM-Packaging (General Packaging) and MM-Graphia (Cigarettes and Confectionary) will be reported as one merged converting business segment. With the change of reporting to International Financial Reporting Standards ("IFRS"), only two operating segments, MM Karton and MM Packaging, will be reported as of the first quarter of 2005.

At the end of 2004, a process was initiated to optimize the production capacity of the division MM-Packaging in France. A new plant bargaining agreement was signed in February 2005 as a further step in this process. During 2005, production will be concentrated at the neighboring Moneteau facility.

In February 2005, the management board of Mayr-Melnhof Karton AG was authorized by the supervisory board to improve the competitiveness of the MM-Packaging division by discontinuing production at the Berlin facility. A detailed timetable and set of measures is being determined.

(22) Operating Segments

The Group classifies its businesses into three operating segments:

MM-Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM-Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionary and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys).

MM-Graphia: This division converts cartonboard into cigarette packaging and also high-grade confectionary packaging.

The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (see Note 1). The Group measures the performance of its operating segments through the assessment of "Operating Profit."

Revenues are allocated to countries based on the location of the customer, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures represent the purchase of property, plant and equipment, as well as the purchase of intangible assets.

Information about the Group's operating segments is shown below:

(in thousands of EUR)	Year ended December 31, 2004				
	MM-Karton	MM-Packaging	MM-Graphia	Eliminations	Consolidated
Net sales					
Revenues from external customers	667,404.7	471,484.7	283,323.3	0.0	1,422,212.7
Intersegment revenues	110,479.5	919.5	1,233.6	(112,632.6)	0.0
Total revenues	777,884.2	472,404.2	284,556.9	(112,632.6)	1,422,212.7
Operating profits	**77,972.7**	**31,167.3**	**39,679.2**	**0.0**	**148,819.2**
Net interest expense					
Interest income	6,897.1	1,033.4	869.6	(1,965.5)	6,834.6
Interest expense	(5,361.2)	(2,289.4)	(790.5)	1,965.5	(6,475.6)
Net interest expense	1,535.9	(1,256.0)	79.1	0.0	359.0
Income before income taxes and minority interests	**79,075.1**	**29,833.8**	**39,298.2**	**0.0**	**148,207.1**
Income tax expense	**(18,860.9)**	**(10,182.7)**	**(13,245.4)**	**0.0**	**(42,289.0)**
Net income	**59,543.7**	**18,704.9**	**25,029.0**	**0.0**	**103,277.6**
Capital expenditures [1]	**58,561.4**	**30,892.6**	**7,176.1**	**0.0**	**96,630.1**
Depreciation and amortization expense [2]	**62,331.1**	**20,840.3**	**10,916.5**	**0.0**	**94,087.9**
Identifiable segment assets	**854,477.6**	**299,332.0**	**179,449.9**	**(38,783.5)**	**1,294,476.0**
Employees per segment as of December 31,	**2,993**	**3,464**	**1,123**		**7,580**

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)

[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)

(in thousands of EUR)	Year ended December 31, 2003				
	MM-Karton	MM-Packaging	MM-Graphia	Eliminations	Consolidated
Net sales					
Revenues from external customers	660,517.5	398,354.7	261,764.2	0.0	1,320,636.4
Intersegment revenues	95,038.4	1,319.5	263.3	(96,621.2)	0.0
Total revenues	755,555.9	399,674.2	262,027.5	(96,621.2)	1,320,636.4
Operating profits	**80,298.6**	**24,673.4**	**31,185.5**	**0.0**	**136,157.5**
Net interest expense					
Interest income	7,549.5	1,466.8	1,425.6	(3,497.6)	6,944.3
Interest expense	(6,727.4)	(2,612.5)	(1,466.7)	3,497.6	(7,309.0)
Net interest expense	822.1	(1,145.7)	(41.1)	0.0	(364.7)
Income before income taxes and minority interests	**79,285.3**	**23,170.4**	**29,845.6**	**0.0**	**132,301.3**
Income tax expense	**(24,935.9)**	**(2,671.9)**	**(12,002.2)**	**0.0**	**(39,610.0)**
Net income	**53,486.4**	**20,224.6**	**17,197.6**	**0.0**	**90,908.6**
Capital expenditures [1]	**55,015.5**	**14,331.1**	**9,817.0**	**0.0**	**79,163.6**
Depreciation and amortization expense [2]	**53,525.5**	**16,995.1**	**11,263.2**	**0.0**	**81,783.8**
Identifiable segment assets	**796,613.8**	**234,646.9**	**180,441.2**	**(27,137.2)**	**1,184,564.7**
Employees per segment as of December 31,	**2,969**	**2,635**	**1,202**		**6,806**

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)

[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)

The following is a country by country breakdown of net sales based upon shipment destination and a summary of long-lived assets based upon location:

(in thousands of EUR)	**Year ended December 31, 2004** Net sales	Long-lived assets [1]	Year ended December 31, 2003 Net sales	Long-lived assets [1]
Austria	83,440.3	98,090.7	85,330.5	97,743.0
Germany	405,892.7	236,740.9	409,802.4	241,507.3
United Kingdom	187,328.8	20,634.2	164,453.1	16,430.3
France	119,247.5	10,991.6	111,080.5	11,393.9
Other Western European countries [2]	231,956.3	76,256.8	214,957.5	62,629.0
Eastern European countries [2]	269,556.6	129,165.6	244,517.8	110,587.7
Asia	74,395.3	0.0	53,749.7	0.0
Other overseas [2]	50,395.2	0.0	36,744.9	0.0
Consolidated total	**1,422,212.7**	**571,879.8**	**1,320,636.4**	**540,291.2**

[1] Long-lived assets consist of intangible assets and property, plant and equipment (see Note 11).

[2] The regional split was adjusted in the course of the enlargement of the EU in 2004.

(23) Supplementary Disclosures to the Notes in accordance with par. 245a Austrian Commercial Code (HGB)

The accompanying financial statements of Mayr-Melnhof Karton AG are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") with the exception that certain joint ventures were accounted for using the proportionate method of consolidation in 2003. These financial statements prepared in conformity with US GAAP fulfill the requirements of par. 245a of the Austrian Commercial Code (HGB). As a conclusion, the Group is not obliged to prepare consolidated financial statements according to Austrian GAAP (HGB). The additional disclosures in accordance with par. 245a (1) Z 1 - 3 Austrian Commercial Code (HGB) are as follows.

a) Disclosure of material differences between US GAAP and the Seventh Directive of the European Community as well as the Austrian Commercial Code (HGB)

Foreign Currency Translation

According to US GAAP, unrealized gains and losses resulting from the application of the current rate method of foreign exchange translation affect net income. Unrealized gains (losses) on intercompany foreign exchange transactions of long-term investment nature are recorded without affecting net income as a separate component of Stockholders' equity. In contrast, the realizable value principle under Austrian law requires that only unrealized losses are recorded.

Treatment of the excess of fair value of acquired net assets over cost

According to the book value method and the revaluation method, which must be applied according to the Austrian Commercial Code (HGB) and the Seventh Directive of the European Community, the excess of fair value of acquired net assets over cost should be transferred to retained earnings or released to net income. According to US GAAP, the excess of fair value of acquired net assets over cost must be allocated as a reduction to non-current, non-monetary assets, such as property, plant and equipment.

Securities
In the consolidated financial statements according to US GAAP, current and non-current securities are categorized as "available-for-sale securities" and are stated at their estimated fair values. Changes in the estimated fair values are recorded as a component of accumulated other comprehensive income (Stockholders' equity), net of tax. In contrast to US GAAP, the Fourth and Seventh Directives of the European Community do not permit the recognition of values which exceed the original cost of acquisition. Under Austrian accounting policies, such securities would be valued at the lower of cost or market. Investments and long-term financial assets are included in the non-current assets, whereas marketable securities are included in the current assets.

Property, Plant and Equipment
Some capital leases are capitalized in the consolidated financial statements, but according to the Austrian Commercial Code (HGB), these contracts would have been recorded as operating leases.

Goodwill and intangible assets with an indefinite useful life
According to US GAAP, goodwill and intangible assets are subject to capitalization. Goodwill and intangible assets acquired or resulting from business combinations completed before July 1, 2001, were amortized until December 31, 2001. Goodwill and intangible assets with an indefinite useful life acquired after June 30, 2001, are no longer amortized but instead tested for impairment, on at least an annual basis. According to the Austrian Commercial Code (HGB), goodwill is amortized over its estimated useful life.

According to FAS 141, the purchase method has to be applied for all business combinations which were completed after June 30, 2001. According to the Austrian Commercial Code (HGB), it is possible to offset goodwill resulting from acquisitions against equity, which is not allowed under US GAAP.

Impairment of Long-Lived Assets
According to US GAAP, an impairment loss concerning long-lived assets has to be recognized if the sum of undiscounted future cash flows is less than the carrying amount of an asset. An impairment test has to be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There is no equivalent to such an impairment test under the Austrian Commercial Code (HGB). If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, then the carrying amount of the asset is compared directly with its fair value.

Provisions for Pensions and Other Post-Employment Benefits
In the consolidated financial statements, defined benefit and severance payment plans are calculated using the Projected Unit Credit Method using interest rates of 4.6 % (foreign obligations) and 5.0 % (domestic obligations) and rates for compensation increases of 1.8 % (foreign obligations) and 2.5 % (domestic obligations). With respect to US GAAP, funded defined benefit plans are also calculated using the Projected Unit Credit Method. In the consolidated financial statements, each benefit obligation is netted against available plan assets resulting in the recognition of a liability or an asset. According to US GAAP, only restricted or segregated trust assets are considered plan assets.

Provisions for defined benefit and severance payment plans are calculated in accordance with par. 211 of the Austrian Commercial Code (HGB) in connection with the expert opinion of the Austrian Chamber of Chartered Accountants using an actuarial valuation or a present value method with an interest rate of 3.5 %, without considering expected future salary increases. In case of a separate pension plan fund only the obligation of supplementary payments is recorded according to the Austrian Commercial Code (HGB).

Accrued Expenses

In respect to Austrian accounting purposes, a principle of caution is used regarding the recognition of accrued expenses. US GAAP applies the prevailing principle of profit on an accrual basis and a more stringent interpretation to this principle of prudence discussed beforehand. Under US GAAP, accrued expenses are influenced by more stringent requirements such as the probability of an event and an estimation as to the amount of the provision.

Deferred Taxes

In the consolidated financial statements according to US GAAP, deferred tax assets and liabilities have to be recognized for all temporary differences arising between the tax base and the financial reporting base of assets and liabilities. Recognition of deferred tax assets for operating tax loss carryforwards is required, as long as it is expected that they will be offset against taxable profits in the future. The Austrian Commercial Code (HGB) calculation requires that deferred taxes be based upon timing differences, as well as the amounts of expected future tax liabilities and future tax refunds. The recording of deferred tax assets is optional, but deferred tax liabilities must be recorded.

Minority Interests

US GAAP requires that minority interests are recorded as a separate item included in liabilities. Austrian accounting principles require that minority interests be stated as a separate balancing item included in equity.

Treasury Stock

In the consolidated financial statements according to US GAAP, treasury stock is shown as a deduction from the total paid-in capital and retained earnings on the balance sheet. According to Austrian GAAP (HGB) treasury stock is shown as a current or non-current asset, depending on its intended use.

b) Additional Disclosures to the Notes in accordance with the Austrian Commercial Code (HGB)

Balance Sheet

Receivables

At December 31, 2004 and 2003, trade accounts receivable maturing after one year amounted to thous. EUR 21.4 and thous. EUR 24.8, respectively. Other receivables maturing after one year totaled thous. EUR 102.4 (2003: thous. EUR 130.9).

Accrued Expenses and Other Liabilities

Trade liabilities include advances from customers totaling thous. EUR 1,643.3 (2003: thous. EUR 617.9).

Liabilities concerning social security are thous. EUR 8,137.2 (2003: thous. EUR 7,414.7). The total amount of other liabilities which mature after five years is thous. EUR 179.0 (2003: thous. EUR 179.0).

Other provisions include personnel liabilities (accrued vacation, other bonuses, etc.), bonuses to customers, additional costs, potential losses from risks, and pending transactions.

Income Statement

Additional Disclosures related to the application of the Cost of Goods Sold Method

Cost of materials and purchased services can be split up as follows:

(in thousands of EUR)	**Year ended December 31, 2004**	Year ended December 31, 2003
Cost of materials	711,533.9	657,486.0
Cost of purchased services	10,812.4	12,892.4
Total	**722,346.3**	**670,378.4**

Personnel expense can be split up as follows:

(in thousands of EUR)	**Year ended December 31, 2004**	Year ended December 31, 2003
Gross wages	146,712.0	143,914.2
Gross salaries	88,717.0	86,347.5
Severance expense	8,114.4	3,732.2
Pension expense	8,983.0	5,969.3
Expenses for statutory social security, and payroll related taxes and other contributions	50,524.4	47,697.8
Other welfare expenditures	4,075.2	3,968.0
Total	**307,126.0**	**291,629.0**

Pension and severance expense can be split up as follows:

(in thousands of EUR)	Year ended December 31, 2004	Year ended December 31, 2003
Management Board and executive employees	1,868.7	1,985.9
Other employees	15,228.7	7,715.6
Total	**17,097.4**	**9,701.5**

Other Information

The average number of employees is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003
Employees in fully consolidated companies:		
Factory workers	5,516	5,030
Office staff	1,747	1,613
Employees in proportionally consolidated companies:		
Factory workers	0	231
Office staff	0	63
Total	**7,263**	**6,937**

The remuneration of members of the Management Board in the 2004 financial year is as follows:

(in thousands of EUR)	Year ended December 31, 2004	Year ended December 31, 2003
Base salary	1,030.9	1,031.4
Variable compensation	1,554.9	1,348.5
Total	**2,585.8**	**2,379.9**

The remuneration of members of the Supervisory Board for the 2004 financial year totaled thous. EUR 80.0 (2003: thous. EUR 80.0).

c) Table of Affiliated and Associated Companies:

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding / Consulting	EUR	87,240	-	FC [1]

MM-KARTON

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Baiersbronn Frischfaser Karton GmbH & Co. KG	Baiersbronn	DEU	Cartonboard production	DEM	4,000	100.00%	FC [1]
Baiersbronn Frischfaser Karton Verwaltungs GmbH	Baiersbronn	DEU	General partner	DEM	50	100.00%	FC [1]
Colthrop Board Mill Limited	London	GBR	Owning company	GBP	7,000	100.00%	FC [1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00%	FC [1]
Mayr-Melnhof Gernsbach GmbH & Co KG	Gernsbach-Obertsrot	DEU	Cartonboard production	DEM	18,000	100.00%	FC [1]
Mayr-Melnhof Gernsbach Beteiligungs GmbH	Gernsbach-Obertsrot	DEU	General partner	EUR	52	100.00%	FC [1]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00%	FC [1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	SIT	3,074,067	100.00%	FC [1]
Mayr-Melnhof Eerbeek B.V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00%	FC [1]
Mayr-Melnhof Holdings N.V.	Eerbeek	NLD	Holding / Consulting	EUR	67,254	100.00%	FC [1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Owning company	ATS	100,000	100.00%	FC [1]
Mayr-Melnhof Karton GmbH & Co KG	Frohnleiten	AUT	Cartonboard production	ATS	1,000	100.00%	FC [1]
Mayr-Melnhof Nikopol A.D.	Nikopol	BGR	Cartonboard production	BGN	5,738	99.97%	FC [1]
MM Holding UK Limited	London	GBR	Holding company	GBP	5,170	100.00%	FC [1]
Management Transport & Logistik GmbH	Frohnleiten	AUT	Logistics company	EUR	37	100.00%	FC [1]
MM Lager & Logistik GmbH	Baiersbronn	DEU	Stock and logistics company	EUR	25	100.00%	FC [1]
CDEM Holland B.V.	S-Hertogenbosch	NLD	R & D	NLG	400	33.33%	EC [2]
Flevohout B.V.	Eerbeek	NLD	Purchasing of wood	NLG	282	50.00%	NC [3]
Industriewater Eerbeek B.V.	Eerbeek	NLD	Waste water purification	NLG	315	37.50%	EC [2]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00%	NC [3]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	NLG	40	50.00%	NC [3]
Verenigde Papierfabrieken Eerbeek B.V.	Eerbeek	NLD	Corporate shell	NLG	2,450	100.00%	EC [2]
Mayr-Melnhof Papierresidu Verwerking B.V.	Eerbeek	NLD	Holding / Consulting	EUR	18	100.00%	FC [1]
CDEM V.O.F.	S-Hertogenbosch	NLD	Combustor	EUR	54	33.33%	EC [2]

Recovered paper companies of MM-Karton

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
WÜRO Papierverwertung GmbH & Co KG	Würzburg	DEU	Recovered paper collection	DEM	420	66.67%	FC [1]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67%	FC [1]
A. Spiehs Beteiligungsgesellschaft m.b.H.	Vienna	AUT	Holding company	ATS	500	100.00%	FC [1]
Joh. Spiehs & Co GmbH	Vienna	AUT	Recovered paper collection	EUR	35	100.00%	FC [1]
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Villach	AUT	Recovered paper collection	ATS	1.500	63.34%	FC [1]
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Vienna	AUT	Recovered paper collection	EUR	229	63.34%	FC [1]
Papyrus Wertstoff Service GmbH	Bad Reichenhall	DEU	Recovered paper collection	DEM	50	63.34%	FC [1]
PAREK Papierverwertungs Gesellschaft m.b.H.	Kapfenberg	AUT	Recovered paper collection	EUR	84	51,45%	FC [1]

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Trading companies and sales offices of MM-Karton							
Austria Cartón, S.A.	Barcelona	ESP	Sales office	EUR	60	75.00%	FC [1]
Keminer Remmers Kartonhandels GmbH	Willich	DEU	Cartonboard trading	DEM	2,500	100.00%	FC [1]
Mayr-Melnhof Belgium N.V.	Zaventem	BEL	Sales office	EUR	62	100.00%	FC [1]
Mayr-Melnhof France S.A.R.L.	Paris	FRA	Sales office	EUR	8	100.00%	FC [1]
Mayr-Melnhof Italia SRL	Milano	ITA	Sales office	EUR	51	75.00%	FC [1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Poznan	POL	Sales office	PLN	50	100.00%	FC [1]
Mayr-Melnhof Nederland B.V.	Amstelveen	NLD	Sales office	NLG	200	100.00%	FC [1]
Mayr-Melnhof Trading Handels GmbH	Vienna	AUT	Sales office	ATS	6,000	100.00%	FC [1]
Mayr-Melnhof UK Limited	London	GBR	Sales office	GBP	100	100.00%	FC [1]
MM Kartonvertrieb GmbH	Neuss	DEU	Sales office	DEM	50	100.00%	FC [1]
MM Scandinavia ApS	Kopenhagen	DNK	Sales office	DKK	210	100.00%	FC [1]
MM Karton Praha s.r.o.	Prague	CZE	Sales office	CZK	200	100.00%	FC [1]
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100.00%	FC [1]
MM Karton Bulgaria EOOD	Sofia	BGR	Sales office	BGN	5	100.00%	FC [1]
MM Karton Russia LLC.	Moscow	RUS	Sales office	RUB	1,200	100.00%	FC [1]
MM-Karton Export GmbH	Vienna	AUT	Cartonboard trading	EUR	35	100.00%	FC [1]
MM-GRAPHIA							
MM Graphia Trier GmbH	Trier	DEU	Production of packaging	EUR	3,500	100.00%	FC [1]
CartPrint AG	Stettlen	CHE	Holding / Consulting	CHF	50	100.00%	FC [1]
Colthrop N.V.	Eerbeek	NLD	Holding company	NLG	4,000	100.00%	FC [1]
MM Graphia Bielefeld GmbH & Co. KG	Bielefeld	DEU	Production of packaging	EUR	475	100.00%	FC [1]
MM Graphia Bielefeld Verwaltungs GmbH	Bielefeld	DEU	General partner	DEM	6,000	100.00%	FC [1]
Graphia Gundlach Verlags- und Handelsgesellschaft mit beschränkter Haftung iL	Bielefeld	DEU	Production of packaging	DEM	50	100.00%	FC [1]
MM Graphia Innovaprint GmbH & Co. KG	Bielefeld	DEU	Production of packaging	EUR	500	100.00%	FC [1]
MM Innovaprint Verwaltungs GmbH	Bielefeld	DEU	Limited partner	DEM	50	100.00%	FC [1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	100.00%	FC [1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Tscherkassy	UKR	Production of packaging	UAH	5,880	94.78%	FC [1]
MM Graphia Russia LLC.	St. Petersburg	RUS	Production of packaging	RUB	5,700	100.00%	FC [1]
MM Packaging Ukraine, DP	Tscherkassy	UKR	Owning company	UAH	8,483	100.00%	FC [1]
MM Graphia Beteiligungs- und Verwaltungs GmbH	Baiersbronn	DEU	Holding / Consulting	EUR	5,038	100.00%	FC [1]
Mayr-Melnhof Graphia Izmir Karton sanayi ve ticaret anonim sirketi	Izmir	TUR	Production of packaging	TRL	1,685,000,000	100.00%	FC [1]

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
MM-PACKAGING							
MM Packaging Behrens GmbH & Co KG	Alfeld (Leine)	DEU	Production of packaging	EUR	1,790	100.00%	FC [1]
MM Packaging Behrens GmbH & Co KG Berlin	Berlin	DEU	Production of packaging	EUR	256	100.00%	FC [1]
MM Packaging Behrens Verwaltungs GmbH	Alfeld (Leine)	DEU	General partner	EUR	26	100.00%	FC [1]
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	67.00%	FC [1]
Hermann Schött GmbH Offsetdruckerei	Baiersbronn	DEU	Owning company	EUR	2,733	100.00%	FC [1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00%	FC [1]
MM PACKAGING France S.A.S.	Moneteau	FRA	Production of packaging	EUR	3,950	100.00%	FC [1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding / Consulting	DEM	8,000	100.00%	FC [1]
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding company	EUR	5,640	100.00%	FC [1]
Mayr-Melnhof Packaging Romania S.A.	Ploiesti	ROU	Production of packaging	ROL	55,040,559	100.00%	FC [1]
PacProject GmbH	Alfeld (Leine)	DEU	Development of packaging	EUR	26	85.00%	FC [1]
Mayr-Melnhof Packaging UK Limited	London	GBR	Production of packaging	GBP	9,700	100.00%	FC [1]
MM Packaging Europe GmbH	Vienna	AUT	Consulting	EUR	37	100.00%	FC [1]
MM Packaging Schilling GmbH	Heilbronn	DEU	Production of packaging	EUR	2,500	100.00%	FC [1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00%	FC [1]
MM Packaging Hungária Kft.	Budaörs	HUN	Production of packaging	HUF	326,500	100.00%	FC [1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	99.91%	FC [1]
MM Packaging Caesar GmbH & Co KG	Traben-Trarbach	DEU	Production of packaging	EUR	5,120	100.00%	FC [1]
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00%	FC [1]
C.P. Schmidt Verpackungs-Werk GmbH & Co. KG	Kaiserslautern	DEU	Production of packaging	EUR	4,000	75.00%	FC [1]
C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	EUR	180	75.00%	FC [1]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	EUR	200	75.00%	FC [1]
Mayr-Melnhof Packaging Iberica SL	Madrid	ESP	Production of packaging	EUR	3	100.00%	FC [1]
MM Packaging Poligram Sp. z o.o.	Józefów	POL	Production of packaging	PLN	18,650	100.00%	FC [1]
ZAO Polygraph Center	St. Petersburg	RUS	Production of packaging	RUB	2,952	100.00%	FC [1]
OOO Multiprint	St. Petersburg	RUS	Production of packaging	RUB	9	100.00%	FC [1]
OTHERS							
Syn-Group Unternehmensberatung GmbH	Vienna	AUT	Consulting	EUR	37	38.00%	FC [1]
„free com" internet-services GmbH	Vienna	AUT	IT services	EUR	35	65.00%	FC [1]

[1] FC...fully consolidated

[2] EC...consolidated at equity

[3] NC...non-consolidated

The 2004 Board members were:

Management Board

Wilhelm HÖRMANSEDER, Purkersdorf *(Chairman)*
Andreas BLASCHKE, Perchtoldsdorf *(Member of the Management Board)*
Herbert NOICHL, Vienna *(Member of the Management Board)*
Franz RAPPOLD, Laab im Walde *(Member of the Management Board)*

Supervisory Board

Carl Anton GOESS-SAURAU, Frohnleiten *(Member and Honorary Chairman)*
Michael GRÖLLER, Vienna *(Chairman)*
Friedrich MAYR-MELNHOF, Grödig *(Vice-Chairman)*
Romuald BERTL, Graz *(Vice-Chairman)*
Gerhard GLINZERER, Vienna
Clemens GOESS-SAURAU, London
Manfred GRUNDAUER, Frohnleiten *(Staff council representative, MM-Karton)*
Hubert ESSER, Neuss *(Staff council representative, MM-Karton)*
Gerhard NOVOTNY, Vienna *(Staff council representative, MM-Packaging)*

Vienna, March 10, 2005

Management Board

Wilhelm Hörmanseder Andreas Blaschke

Herbert Noichl Franz Rappold

Report of the Supervisory Board

In the financial year 2004, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the financial year 2004, the Supervisory Board held five meetings on March 2, April 15, May 18, September 15, and December 15 with the participation of the Management Board. The members of the Supervisory Board participated in all of these meetings.

Furthermore, the Management Board provided the Supervisory Board on a regular basis with written and verbal reports and information on the business development and the condition of the Company as well as its affiliated companies. The Chairman of the Supervisory Board also maintained regular contact with the Chairman of the Management Board outside Supervisory Board meetings, in order to discuss the strategy, business development and the risk situation of the Company.

In addition to monitoring the current development, the Supervisory Board was primarily concerned with the strategy pursued in the individual segments, decisions on acquisitions and major investments.

The Executive Committee and the Personnel Committee, which is composed of the same members, met six times during the financial year 2004. Their discussions focused on the strategic positioning and further development of the Group.

The annual financial statements of Mayr-Melnhof Karton AG for the year ending December 31, 2004 and the management report including the accounting were audited by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH. The audit confirmed that the accounting, the annual financial statements, and management report conform with the legal requirements and articles of association. The audit provided no reason for query, and the auditors duly issued an unqualified opinion for 2004.

The same applies for the Consolidated Annual Financial Statements which were prepared in accordance with US GAAP. These Statements were supplemented by the Management Discussion and Analysis for the Group and further Notes under the terms of Section 245a of the Austrian Commercial Code. Pursuant to the terms of Section 245a of the Commercial Code, the present Consolidated Annual Financial Statements according to US GAAP, provide exemption from the obligation to prepare Consolidated Financial Statements according to Austrian law.

The Supervisory Board concurs with the management report, the Group consolidated annual financial statements, as well as the Management Discussion and Analysis, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2004. The 2004 annual financial statements of Mayr-Melnhof Karton AG are accordingly adopted in accordance with Section 125 (2) of the Austrian Companies Act.

The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of net income for the financial year 2004.

The members of the Supervisory Board extend their thanks and appreciation to the members of the Management Board and all employees of the Mayr-Melnhof Group for their remarkable efforts and great achievements during 2004.

Vienna, April 2005

Michael GRÖLLER
Chairman of the Supervisory Board

Development in the 4th Quarter 2004

Quarterly Overview

Mayr-Melnhof Group (US GAAP, unaudited)

(consolidated in EUR millions)	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	**4th Quarter 2004**	4th Quarter 2003	+/-
Sales	367.1	341.9	364.7	**348.5**	312.7	+11.4%
Operating profit	40.0	35.9	42.4	**30.5**	30.9	-1.3%
Operating margin (%)	10.9%	10.5%	11.6%	**8.8%**	9.9%	
Income before income taxes and minority interests	39.9	36.0	42.1	**30.2**	30.6	-1.3%
Income taxes	(13.4)	(10.3)	(12.7)	**(5.9)**	(3.5)	
Net income	26.1	25.4	28.6	**23.2**	26.2	-11.5%
Net income margin (%)	7.1%	7.4%	7.8%	**6.7%**	8.4%	
Basic earnings per share (in EUR)	2.37	2.31	2.59	**2.10**	2.38	
Diluted earnings per share (in EUR)	2.37	2.31	2.59	**2.10**	2.39	

As in previous years, the fourth quarter of 2004 was again characterized by seasonally lower demand especially in the cartonboard sector.

The Mayr-Melnhof Group registered consolidated sales of EUR 348.5 million (4th quarter 2003: EUR 312.7 million) and had an operating profit of EUR 30.5 million (4th quarter 2003: EUR 30.9 million). The decline compared to the third quarter 2004 (EUR 42.4 million) was primarily a result of lower capacity utilization in the cartonboard segment. Capacities of MM-Karton were only utilized at around 88 % during the fourth quarter after 97 % in the third quarter (2003: 3rd quarter: 91 %; 4th quarter: 82 %).

Net income for the period amounted to EUR 23.2 million (4th quarter 2003: EUR 26.2 million).

Glossary

Financial Indicator Definitions

Acid test ratio
The sum of cash and cash equivalents, marketable and non-current securities, and trade accounts receivable divided by current liabilities excluding short-term revolving bank debt.

Cash earnings
Income before minority interests, depreciation and amortization, and deferred income taxes.

Cash earnings margin
Cash earnings divided by sales.

Cash ratio
The sum of cash and cash equivalents, marketable and non-current securities divided by current liabilities excluding short-term revolving bank debt.

Current ratio
The sum of total current assets and non-current securities divided by current liabilities excluding short-term revolving bank debt.

EBITDA
Income before minority interests, net interest expense, income taxes, and depreciation and amortization.

EBITDA margin
EBITDA divided by sales.

Employees
Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value
The sum of market capitalization, minority interests, and net debt (please refer to the notes made in the net debt definition).

Equity and non-current liabilities to property, plant and equipment
The sum of stockholders' equity and non-current liabilities divided by property, plant and equipment - net.

Equity to total assets
Stockholders' equity divided by total assets.

Net debt
The sum of short-term and long-term financial liabilities subtracted by cash and cash equivalents, marketable and non-current securities. Only when these liabilities are greater than these assets, will the net debt amount be included in further ratio calculations - particularly Return on Capital Employed (ROCE) and Enterprise Value (EV).

Net debt to equity
Net debt divided by stockholders' equity.

Net profit margin
Net income divided by sales.

Glossary

Operating margin
Operating profit divided by sales.

Property, plant and equipment to total assets
Property, plant and equipment - net divided by total assets.

Return on capital employed (ROCE)
The sum of income before minority interests, income taxes, and interest expense divided by the average sum of stockholders' equity, minority interests, and net debt (please refer to the notes made in the net debt definition).

Return on assets
The sum of income before minority interests and interest expense divided by average total assets.

Return on equity (ROE)
Net income divided by the average stockholders' equity.

Return on investment (ROI)
The sum of income before minority interests and interest expense divided by the average sum of stockholders' equity, minority interests, short-term and long term financial liabilities.

Times interest earned
Operating profit divided by net interest expense.

Working capital
The sum of non-current securities and total current assets subtracted by total current liabilities excluding short-term revolving bank debt.

Financial Calendar 2005:

April 26, 2005	Financial results for 2004
May 18, 2005	11th Annual General Meeting
May 25, 2005	Ex-Dividend Day
May 31, 2005	Results for the 1st quarter of 2005
June 1, 2005	Dividend payment day
August 24, 2005	Results for the 1st half-year of 2005
November 22, 2005	Results for the first three quarters of 2005

Published and edited by:

Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested from the Company and are also available on the Internet.

The financial statements of Mayr-Melnhof Karton Aktiengesellschaft prepared in accordance with Austrian GAAP were audited together with the management report by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette).

http://www.mayr-melnhof.com

Cover: Kromopak 350g/m^2